Exhibit 99.5

BLUE MOON METALS INC.

NOTICE OF 2026 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 30, 2026

AND

MANAGEMENT INFORMATION CIRCULAR

DATED JUNE 18, 2026

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting of shareholders (the "Meeting") of Blue Moon Metals Inc. (the "Company") will be held at the offices of Bennett Jones LLP, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4 on July 30, 2026, at 10:00 a.m. (Toronto Time).

The Meeting will be held in person and will not be conducted in a hybrid format. However, shareholders who are unable to attend the Meeting in person are encouraged to listen to the Meeting live by dialing in to the Company's conference line at: 416-883-0133 (Toronto) or 1-877-385-4099 (Canada and United States Toll Free), in each case followed by access code 9469514#. Participants who wish to listen to the Meeting by using the conference line should dial in 5-10 minutes prior to the scheduled start time of the Meeting and ask to join the call. Shareholders who dial-in will not be entitled to ask questions during the Meeting. If a shareholder cannot attend in person, we encourage such shareholder to vote in advance by submitting their proxy form before the deadline, as there will be no virtual or online voting option during the Meeting.

The Meeting will be held for the following purposes, as more particularly described in the accompanying management information circular (the "Circular"):

1. to receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2025 and the auditor's report thereon;

2. to fix the number of directors of the Company at eight (8) for the ensuing year;

3. to elect directors for the ensuing year;

4. to appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Continuance Resolution") of Shareholders approving (i) the continuance of the Company from the Business Corporations Act (British Columbia) ("BCBCA") to the Business Corporations Act (Ontario) ("OBCA") (the "Continuance"), (ii) the repealing of the Company's existing articles under the BCBCA, (iii) the filing of articles of continuance by the Company under the OBCA, and (iv) the adoption of a new general by-law of the Company ("By-Law No. 1") effective upon such Continuance, all as more particularly described in the Circular;

6. to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Director Number Resolution") to authorize the board of directors of the Company, conditional upon and to be effective upon the Continuance, to set the number of directors from time to time within the minimum and maximum number of directors to be set forth in the articles of the Company, in accordance with Section 125(3) of the OBCA;

7. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Plan Resolution") approving and ratifying the Company's amended and restated 10% rolling share compensation plan (the "Share Compensation Plan") in the form attached as Schedule "A" to the Circular; and

8. to transact any other business which may properly come before the Meeting, or any adjournment thereof.

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IMPORTANT

The Board of Directors has fixed the close of business on June 15, 2026 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to vote in his/her stead. If you are a registered shareholder of the Company, please read, date, and sign the accompanying proxy and deliver it in accordance with the instructions provided therein. If you are a non-registered holder of Company shares and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates, please complete and return the form of voting instruction form provided to you in accordance with the instructions provided therein.

NOTICE AND ACCESS

The Company has decided to use the Notice and Access rules adopted by the Canadian Securities Administrators to reduce the volume of paper with respect to materials distributed for the purpose of the Meeting. Instead of receiving the Circular, shareholders will receive a Notice of Meeting with instructions on how to access the remaining Meeting materials online together with the form of proxy. The Circular and other relevant materials are available on SEDAR+ (www.sedarplus.ca) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) (www.sec.gov). Shareholders are advised to review the Meeting materials prior to voting. If you have questions about Notice and Access, you can call our transfer agent, Odyssey Trust Company, toll-free at 1-800-517-4553 or write an email to proxy@odysseytrust.com.

Any shareholder who wishes to receive a paper copy of the Meeting materials may, at no cost, request such printed copies by emailing the request to proxy@odysseytrust.com or calling 1-800-517-4553 toll-free and entering the twelve (12) digit control number provided on the form of proxy and following the instructions provided. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy in order to receive the Meeting materials in advance of such date and the Meeting date. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy. You should keep the original form sent to you in order to vote.

Your participation is important to us, and we encourage you to exercise your vote by completing the form of proxy prior to the Meeting, even if you expect to attend. In the event you cannot participate at the Meeting, we urge you to express your support by voting, using your proxy in advance of the Meeting, on the various proposals that will be put forward at the Meeting, which are further described in the Circular.

DATED at Toronto, Ontario, this 18th day of June, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Christian Kargl-Simard"

Chief Executive Officer and Director

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BLUE MOON METALS INC.

220 Bay Street. Suite 550
Toronto, Ontario
Canada M5J 2W4

MANAGEMENT INFORMATION CIRCULAR

as at June 18, 2026

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by management of Blue Moon Metals Inc. (the "Company") for use at the annual general and special meeting (the "Meeting") of shareholders of the Company (the "Shareholders") to be held on July 30, 2026 and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual General and Special Meeting. Except where otherwise indicated, the information contained herein is stated as of June 18, 2026.

In this Circular, references to the "Company" and "we" refer to Blue Moon Metals Inc. "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders" means Shareholders whose names appear on the records of the Company as the registered holders of Common Shares. "Non-Registered Shareholders" means Shareholders who do not hold Common Shares in their own name. "Intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Shareholders.

GENERAL PROXY INFORMATION

Notice and Access Rules

The Company has decided to use the Notice and Access rules under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"). Notice and Access provisions have been adopted by the Canadian Securities Administrators which allow issuers to post electronic versions of the proxy-related materials online via SEDAR+, rather than mailing paper copies of such materials to shareholders. Using the Notice and Access provisions allows for faster access to the Circular and helps reduce printing and postage costs.

Instead of receiving the Circular, Shareholders will receive a Notice of Meeting with the form of proxy along with instructions on how to access the Meeting materials online. The Company will send the Notice of Meeting and the form of proxy directly to the Registered Shareholders. The Company will also pay for Intermediaries to deliver the Notice of Meeting and the form of proxy to beneficial Shareholders. The Circular and other relevant materials, including the consolidated financial statements for the year ended December 31, 2025, together with, the auditors' report thereon (the "Financial Statements") and the related Management's Discussion and Analysis (the "MD&A"), are available on SEDAR+ (www.sedarplus.ca) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) (www.sec.gov) under the Company's issuer profile as well as on the Company's website under the section "Investors" (https://bluemoonmetals.com/investors/). Shareholders are advised to review the Meeting materials prior to voting.

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Any Shareholder who wishes to receive a paper copy of the Circular, Financial Statements or MD&A may, at no cost, request a printed copy by emailing the request to proxy@odysseytrust.com or calling 1-800-517-4553 toll-free. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy in order to receive the Meeting materials in advance of such date and the Meeting date. There is no charge to you for requesting a copy of these materials. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy. You should keep the original form sent to you in order to vote.

You may also request paper copies of the Circular, Financial Statements or MD&A at no cost for up to one year from the date the Circular is filed on SEDAR+ (on or about June 30, 2027). To obtain paper copies of the materials after the Meeting date, please contact Frances Kwong, Chief Financial Officer, at frances@bluemoonmetals.com.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged to send Meeting materials directly to Registered Shareholders, as well as Non-Registered Shareholders who have consented to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (non-objecting beneficial owners). We have not arranged for Intermediaries to forward the Meeting materials to Non-Registered Shareholders who have objected to their ownership information being disclosed by the Intermediary holding the Common Shares on their behalf (objecting beneficial owners) under NI 54-101. As a result, objecting beneficial owners will not receive the Circular and associated Meeting materials unless their Intermediary assumes the costs of delivery.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy (the "Proxy") are officers of the Company or solicitors for the Company. If you are a Registered Shareholder, you have the right to attend the Meeting or vote by proxy and to appoint a person or company other than the person designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of Proxy.

If you are a Registered Shareholder you may wish to vote by proxy whether or not you are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Odyssey Trust Company ("Odyssey"): (i) by mail at 1100-67 Yonge Street, Toronto, Ontario, M5E 1J8; or (ii) by voting online at https://vote.odysseytrust.com, in accordance with the instructions on the Proxy.

In all cases you should ensure that the Proxy is received no later than 10:00 a.m. (Toronto time) on July 28, 2026 or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to such adjourned or postponed Meeting.

Registered Shareholders who wish to appoint a person other than the management nominees identified on the Proxy must carefully follow the instructions in this Circular and on their Proxy. These instructions include the additional step of registering such proxyholder with Odyssey after submitting their Proxy, by emailing appointee@odysseytrust.com before the proxy deadline and providing Odyssey with the required proxyholder contact information, the number of Common Shares appointed and the name in which the Common Shares are registered, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. Failure to register the proxyholder with Odyssey will result in the proxyholder not being able to participate in the Meeting and only being able to attend as a guest. Guests will not be permitted to vote or participate at the Meeting.

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If you are a Registered Shareholder who has submitted a Proxy and later wish to revoke it, you can do so by:

(a) delivering a subsequent completed and signed Proxy to supersede the original Proxy vote bearing a later date and depositing it with Odyssey no later than the proxy deadline as described above;

(b) depositing an instrument in writing signed by you (or by someone you have properly authorized to act on your behalf): (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof; or (ii) with the chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof;

(c) participating in the Meeting and voting at the Meeting; or

(d) following any other procedure that is permitted by law.

Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Shareholders who wish to change their vote must make appropriate arrangements with their respective Intermediaries. If you are a Non-Registered Shareholder, you can revoke your prior voting instructions by providing new instructions on a voting instruction form with a later date (or at a later time in the case of voting by telephone or through the Internet, if available). Otherwise, contact your Intermediary if you want to revoke your Proxy or change your voting instructions, or if you change your mind and want to duly appoint yourself as a proxyholder prior to the proxy deadline for the purpose of voting at the Meeting. You must provide your instructions sufficiently in advance of the Meeting or any adjournment or postponement thereof to enable your Intermediary to act on them.

If you are a Non-Registered Shareholder, see "Voting by Non-Registered Shareholders" below for further information on how to vote your Common Shares.

Exercise of Discretion by Proxyholder

If you vote by proxy, the persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified,

(b) any amendment to or variation of any matter identified therein,

(c) any other matter that properly comes before the Meeting, and

(d) the exercise of discretion of the proxyholder.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. Management is not currently aware of any other matters that could come before the Meeting.

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Voting by Non-Registered Shareholders

The following information is of significant importance to Shareholders who do not hold Common Shares in their own name. Non-Registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders.

If Common Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder's Intermediary or an agent of that Intermediary. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. (the registration name for as the Depository Trust Company, which acts as nominee for many U.S. brokerage firms), and in Canada, under the name of CDS & Co. (the registration name for the Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

If you have consented to disclosure of your ownership information, you will receive a request for voting instructions from the Company (through Odyssey). If you have declined to disclose your ownership information, you may receive a request for voting instructions from your Intermediary if they have assumed the cost of delivering the Circular and associated Meeting materials. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. However, most Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada.

If you are a Non-Registered Shareholder, you should carefully follow the instructions on the voting instruction form received from Odyssey or Broadridge in order to ensure that your Common Shares are voted at the Meeting. The voting instruction form supplied to you will be similar to the Proxy provided to the Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on your behalf.

The voting instruction form sent by Odyssey or Broadridge will name the same persons as the Company's proxy to represent you at the Meeting. Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you (who need not be a Shareholder), may attend at the Meeting as Proxyholder for your Intermediary and vote your Common Shares in that capacity. To exercise this right to attend the Meeting or appoint a Proxyholder of your own choosing, you should insert your own name or the name of the desired representative in the blank space provided in the voting instruction form. Alternatively, you may provide other written instructions requesting that you or your desired representative attend the Meeting as Proxyholder for your Intermediary. The completed voting instruction form or other written instructions must then be returned in accordance with the instructions on the form.

If you receive a voting instruction form from Odyssey or Broadridge, you cannot use it to vote Common Shares directly at the Meeting – the voting instruction form must be completed as described above and returned in accordance with its instructions well in advance of the Meeting in order to have the Common Shares voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and as set out herein. For the purpose of this paragraph, "person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

RECORD DATE AND QUORUM

The board of directors (the "Board") of the Company has fixed the record date for the Meeting as the close of business on June 15, 2026 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote their Common Shares at the Meeting, except to the extent that any such Shareholder transfers any Common Shares after the Record Date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and demands, not less than ten (10) days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case, only such transferee shall be entitled to vote such Common Shares at the Meeting.

Under the Company's articles, the quorum for the transaction of business at a meeting of shareholders is one person who is a Shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders, present in person or by proxy.

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VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On the Record Date, there were 104,863,001 Common Shares issued and outstanding, with each Common Share carrying the right to one vote. Only Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by Proxy at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no Shareholders beneficially own, or exercise control or direction, directly or indirectly, Common Shares carrying 10% or more of the votes attached to Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting and more particularly discussed below.

Presentation of Financial Statements

The Financial Statements will be placed before the Meeting. The Company's Financial Statements are available on the System of Electronic Data Analysis and Retrieval (SEDAR+) website at www.sedarplus.ca.

Setting Number of Directors

The Board proposes that the number of directors of the Company be fixed at eight (8). Shareholders will therefore be asked to approve an ordinary resolution that determines the number of directors to be elected at eight (8).

Election of Directors

The Board presently consists of eight (8) directors. All of these directors are being nominated for re-election at the Meeting. Shareholders will be asked to fix the number of directors at eight (8) and to elect the eight (8) persons listed below as directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as the nominees of management and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BCBCA or subsequent to the Continuance, the provisions on the OBCA.

The Board unanimously recommends that Shareholders vote FOR the election of the nominees set forth below as directors of the Company. Unless the Shareholder has specifically instructed in the form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the proxy will vote FOR the election of each of the proposed nominees set forth below as directors of the Company.

The following table and notes thereto states the name of each person proposed to be nominated by management for election as a director (a "Proposed Director"), the province or state and country of residence, all offices of the Company now held by him or her, his or her principal occupation, the period of time for which he or she has been a director of the Company, and the number of Common Shares beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at the date hereof.

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Name, Residence and Present Position within the Company	Director Since	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Discretion is Exercised(1)	Principal Occupation(1)
Christian Kargl-Simard Ontario, Canada Director & CEO	October 17, 2024	669,962	Non-executive Chairman of Surge Copper Corp. since September 2020 and board member of NorthX Nickel Corp. since November 2022. Formerly CEO of Adventus Mining Corporation from December 2016 until July 2024.
Maryse Bélanger(3)(4) British Columbia, Canada Director	October 17, 2024	302,380

Director and Chair of Environment, Social and Governance Committee at Equinox Gold Corp since June 2020, Director of Torngat Metals since August 2025, and Board Chair of Torngat Metals since October 2025. Formerly, Director and Chair of the board of directors of Adventus Mining Corporation from March 28, 2024 to July 2024; Interim Chief Executive Officer of IAMGOLD Corporation from May 2022 to April 2023 and board chair of IAMGOLD Corporation from February 2022 to September 2023. Former Director and CEO of Bullfrog Gold Corp. (now, Augusta Gold Corp.) from September 2020 to April 2021.

Karin Thorburn(2)(4)(6) Bergen, Norway Director	February 26, 2025	215,031

Research Chair Professor of Finance at NHH Norwegian School of Economics since 2009 and Adjunct Full Professor of Finance at The Wharton School of University of Pennsylvania, USA, since 2016. Director of the Board of Maritime & Merchant Bank ASA since 2016 and Argentum Fondsforvaltning AS since 2021.

Francis Johnstone(2)(3)(6) London, United Kingdom Director	February 26, 2025	Nil	Investment Advisor to Baker Steel Resources Trust Ltd since 2010.
Richard Colterjohn(2)(4) Ontario, Canada Director	November 13, 2025	173,067

Managing Partner and Principal of Glencoban Capital Management Inc. since 2002. Director of Surge Copper Corp. since September 2021 and Roxmore Resources Inc. since November 2025. Formerly, Director of Taura Gold Inc. from December 2023 to November 2025 and Roxgold Inc. from October 2012 to July 2021.

Frode Nilsen(3) (5) Nordland, Norway Director	November 13, 2025	2,820,078	President of LNS Group since 2016.
Per-Erik Bjørnstad Finnmark, Norway Director	November 13, 2025	Nil	Head of Department for Parks and Sports, Alta Municipality, Norway since April 2007.
Peter Madsen California, USA Director	January 23, 2026	Nil	Senior Managing Director at U.S. Brokerage firm Deer Isle Capital since 2024. During the period from 2021 – 2024, Mr. Madsen was retired.

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Notes:

(1) The information as to principal occupation, business or employment, and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Unless otherwise stated above, any nominees named above not elected at the last annual general meeting have held the principal occupation or employment indicated for at least the five preceding years.

(2) Member of the Audit Committee. Karin Thorburn is the Chair. See "Statement of Corporate Governance".

(3) Member of the Technical Committee. Maryse Bélanger is the Chair. See "Statement of Corporate Governance".

(4) Member of the Corporate Governance, Compensation and Nomination Committee. Richard Colterjohn is the Chair. See "Statement of Corporate Governance".

(5) Frode Nilsen is a director nominee of Leonhard Nilsen & Sønner AS ("LNS AS") pursuant to the terms of an equity investment agreement dated December 18, 2024 between the Company and LNS AS.

Christian Kargl-Simard – CEO and Director

Mr. Kargl-Simard currently serves as CEO and Director of the Company. He has over 23 years of experience in the mining industry, having worked both in technical and finance roles. He recently sold Adventus Mining Corporation to Silvercorp Metals Inc. for $235 million after starting with a $2 million exploration focused asset base in December 2016. Prior to starting Adventus Mining Corporation, he worked for 10 years in investment banking roles at Raymond James Ltd. and Haywood Securities Inc. During his tenure in investment banking, Christian was involved in financings raising more than $7 billion, and he assisted in completing over 35 M&A transactions. Christian also worked for Dynatec up to its sale to Sherritt International Corp. in 2007, both in metallurgical engineering and corporate development roles. Christian holds a B.A.Sc. degree in Metallurgical Engineering from the University of British Columbia. Christian is also non-executive chairman of Surge Copper Corp.

Maryse Bélanger – Board Chair and Director

Ms. Bélanger currently serves as Director of the Company. Ms. Bélanger also currently serves on the board of directors of Equinox Gold Corp., where she is chair of its Environment, Social and Governance Committee, and the Board Chair of Torngat Metals. She has over 35 years of experience globally, with proven strengths in operational excellence and efficiency, technical studies and services. She has provided oversight and project management support through some of the mining industry's key strategic acquisitions. Ms. Bélanger was appointed Chair of Adventus Mining Corporation's board of directors in March 2024, prior to its sale to Silvercorp Metals Inc. in July 2024 for $235M. She was Interim CEO and Board Chair of IAMGOLD Corporation from 2022-2023, successfully overcoming financing and construction issues to advance the company's flagship Côté Mine toward production. From 2016 to 2020, Ms. Bélanger was President, COO and Director of Atlantic Gold, where she guided the company's Touquoy Mine through construction to production, and the eventual acquisition of Atlantic Gold by St. Barbara for C$722 million. She was recognized twice by the Women in Mining UK "WIM (UK)" 100 Global Inspirational Women in Mining Project as one the most inspirational Global Women in Mining. She holds a Bachelor of Science degree in Geology, a graduate certificate in Geostatistics and ICD.D designation.

Karin Thorburn – Director

Dr. Thorburn currently serves as Director of the Company. Dr. Thorburn is Research Chair Professor of Finance at NHH Norwegian School of Economics and Adjunct Full Professor of Finance at The Wharton School of University of Pennsylvania, USA. Before joining NHH in 2009, she was a faculty member at the Tuck School of Business at Dartmouth College, USA. Her research focuses on M&A, restructuring, raising capital, and corporate governance, and is regularly published in leading academic journals. Dr. Thorburn is a Research Associate of the Center for Economic Policy Research (CEPR) in London and a Research Affiliate of the European Corporate Governance Institute (ECGI) in Brussels. She is a Director of the board of Maritime & Merchant Bank ASA, Argentum Fondsforvaltning AS, NetZeroGas AS, and Horus of Norway AS, and previously of Nussir ASA, Argentum Asset Management AS, Preferred Global Health AS, SEB Investment Management AB, and Nordea Bank Norway ASA. She has served on several government-appointed committees on topics related to banking regulation and the investment strategy of Norway's Government Pension Fund Global. Dr. Thorburn holds a PhD in financial economics from the Stockholm School of Economics.

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Francis Johnstone – Director

Mr. Johnstone currently serves as Director of the Company. Mr. Johnstone has been an Investment Advisor to Baker Steel Resources Trust Ltd since its inception and is based in London. Mr. Johnstone has trained in corporate finance and M&A at Citibank, Francis entered the mining business in 1989 with Cluff Resources plc and became Group Projects and Operations Manager. Prior to Cluff's takeover by Ashanti Goldfields in 1996, Mr. Johnstone was a key member of the team who built Freda Rebecca the largest gold mine in Zimbabwe, the Ayanfuri Gold Mine in Ghana and negotiated for and discovered the Geita Gold Mine in Tanzania. In 2003, he joined Ridge Mining plc as Commercial Director and was an integral member of the team that undertook a feasibility study, financed and developed the Blue Ridge Platinum Mine in South Africa prior to the acquisition of Ridge Mining Plc by Aquarius Platinum Limited in 2009.

Richard Colterjohn – Director

Mr. Colterjohn currently serves as Director of the Company. Mr. Colterjohn has been Managing Partner of Glencoban Capital Management Inc., a merchant banking firm, since 2002. He brings over 30 years of experience in the mining sector as an investment banker, director, and operator. Before co-founding Glencoban Capital, he served as Managing Director at UBS Bunting Warburg from 1992 to 2002, where he was head of mining sector investment banking activities in Canada. In 2004, he founded Centenario Copper Corp., and served as President, Chief Executive Officer, and Director until its sale in 2009. Over the course of his career, Mr. Colterjohn has served on the boards of twelve other publicly traded mining companies, including Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Explorator Resources Ltd., Aurico Gold Inc., Aurico Metals Inc., Mag Silver Corp., Harte Gold Corp., Roxgold Inc., Surge Copper Corp., Roxmore Resources Inc. and Taura Gold Inc. He holds a Bachelor of Commerce from the University of Toronto and an MBA from IMD, and is an accredited director.

Frode Nilsen – Director

Mr. Nilsen currently serves as Director of the Company. Mr. Nilsen is the President of the Norwegian tunnelling and mining company LNS Group, which he founded in 1961. He has served as the Executive Board Chairman of the Norwegian Tunnelling Society and has held board and chair positions in several companies, including the Norwegian iron ore company Rana Gruber. He has also been an Adjunct Professor at The Arctic University of Norway in Tromsø.

Throughout his career, Mr. Nilsen has been involved in numerous tunnelling and mining projects across Norway, Spitsbergen, Iceland, Chile, Hong Kong, Faroe Island and Greenland. Under his leadership, LNS Group has become one of Norway's leading contractors in underground excavation and mining, known for its expertise in Arctic and Antarctic operations and for solving complex projects with demanding logistics. Mr. Nilsen has also been an invited speaker at several international conferences. He graduated from the University of Science and Technology in Trondheim (formerly the Norwegian Institute of Technology) in 1988 with a Master of Science degree in Civil Engineering, specializing in excavation of rock caverns, tunnels, and mining.

Per-Erik Bjørnstad – Director

Mr. Bjørnstad currently serves as Director of the Company. Since 2007, Mr. Bjørnstad has served as the Head of the Department for Park and Sport in Alta Municipality, Norway, where he oversees development and management of recreational sports facilities. From 1996 to 2007, he worked with the Department of Reindeer Husbandry Management, focusing on area protection and the use of Geographic Systems in sustainable land-use planning. He is frequently engaged by the Norwegian judiciary as an expert witness in disputes involving land-use conflicts between reindeer management and industrial development projects.

From 2009 to 2019, Mr. Bjørnstad was part of the Norwegian Olympic and National Cross-Country Skiing Team as a wax technician and currently serves as the Head of Kickwaxing for the U.S. Ski Team and U.S. Olympic Cross-Country Skiing Team. Mr. Bjørnstad holds a Master's degree in Nature Management from the Norwegian University of Life Sciences in Ås, with a specialization in domestic reindeer management.

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Peter Madsen – Director

Mr. Madsen currently serves as Director of the Company. Peter Madsen, a U.S. based Director, is a seasoned finance professional with over four decades of experience in financial markets both on the sell and buy side. Peter began his career at L.F Rothschild in 1984 and went with colleagues to the mortgage unit at Bear Stearns in 1985. Peter rose to Senior Managing Director at the age of 29 and was there until 1995 when he departed to become Chief Investment Officer of a large family office named Alpha Investment Management. After six years he left to manage his own family office. Peter joined Countrywide Alternative Asset Management at the outset of the 2008 financial crisis and ran a capital structure arbitrage product. Peter is now a Senior Managing Director at U.S. Brokerage firm Deer Isle Capital where he works on strategic capital formation for asset managers and corporations. Peter holds a Bachelor's degree in Economics from the University of Colorado Boulder.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, no individual set forth in the above table is, as at the date hereof, or was, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such individual ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while such individual was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as set out below, no individual set forth in the above table or Shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, nor any personal holding company of any such individual:

(a) is, as of the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such individual was acting in that capacity, or within a year of such individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such individual; or

(c) has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Ms. Bélanger was a director of Pure Gold Mining Inc. ("Pure Gold") from February 2020 until March 30, 2023. Pure Gold owned the Madsen Mining property, located near Red Lake Ontario. After redeveloping the property and processing facilities, Pure Gold experienced significant start up and operational difficulties. Consequently, on October 31, 2022, Pure Gold applied for and received an initial order for creditor protection from the Supreme Court of British Columbia ("Court") under the Companies' Creditors Arrangement Act ("CCAA"). KSV Restructuring Inc. was appointed as the monitor. On November 10, 2022, the Court approved a Sales and Investment Solicitation Process Order, among other relief. On March 30, 2023, the Court approved Pure Gold's appointment of a Chief Administrative Officer and all members of the Pure Gold board of directors resigned immediately. Pure Gold's common shares were suspended from trading on the NEX Board of the TSX Venture Exchange (the "TSXV"). Pure Gold was subsequently acquired by West Lake Gold Mines on June 16, 2023 under the CCAA proceedings.

Ms. Bélanger was a director of Plateau Energy Metals Inc. ("Plateau") from May 2016 to May 2021. On May 3, 2021, Plateau and two of its officers (Alexander Holmes and Philip Gibbs) received a Notice of Hearing together with a Statement of Allegations from staff of the Ontario Securities Commission (the "OSC") announcing the commencement of regulatory proceedings on the basis that Plateau misled investors about a decision by a Peruvian mining regulator that threatened their mining rights over certain properties in Peru. In October of 2022, Plateau, Alexander Holmes and Philip Gibbs entered into a Settlement Agreement with the OSC and paid $210,000, $60,000 and $30,000 respectively on account of costs to the OSC in accordance with the terms of the Settlement Agreement. Plateau, Alexander Holmes and Philip Gibbs also made payments of $500,000, $175,000 and $75,000 respectively on account of administrative penalties.

Dr. Thorburn has been a director of Preferred Global Health AS ("PGH") since October 2020. She is also a director of Preferred Global Health Ltd. ("PGH Bermuda"), a wholly-owned subsidiary of PGH, since October 7, 2022. PGH petitioned to have a receiver appointed in respect of PGH Bermuda, which entered a voluntary receivership process. On December 1, 2023, the Supreme Court of Bermuda appointed an Official Receiver as the Provisional Liquidator of PGH Bermuda. On December 16, 2024, the Supreme Court of Bermuda ordered that Elizabeth Cava and Marcin Czarnocki, both of Deloitte Financial Advisory Ltd., replace the Official Receiver and appointed them as Joint Provisional Liquidators (the "JPLs") of PGH Bermuda. On June 19, 2025, the directors of PGH Bermuda received notice of the appointment of the JPLs and provided all relevant documentation.

Appointment of Auditor

MNP LLP, Chartered Professional Accountants ("MNP"), was appointed by the Board effective as of April 21, 2025.

At the Meeting, Shareholders will be asked to re-appoint MNP as the auditors of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the Board to fix the remuneration of the auditor.

The Board unanimously recommends that Shareholders vote FOR the appointment of MNP and authorizing the Board to fix their renumeration. Unless the Shareholder has specifically instructed in the form of proxy that the Common Shares represented by such proxy are to be withheld or voted otherwise, the persons named in the accompanying proxy will vote FOR the appointment of MNP as auditor of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed and to authorize the Board to fix the remuneration of the auditor.

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Approval of Continuance into Ontario

Overview

The Company is currently governed by the BCBCA. Given that the Company’s business is principally administered from Ontario and that the Company has limited connection with British Columbia, the Board proposes to continue the Company to the jurisdiction of the Province of Ontario under the OBCA. At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass, with or without variation, a special resolution approving the Continuance of the Company from the Province of British Columbia under the BCBCA to the Province of Ontario under the OBCA. To be effective, the Continuance Resolution must be approved at the Meeting by at least two-thirds (66⅔%) of the votes cast thereon by Shareholders, voting as a single class, present in person or represented by proxy at the Meeting. If the Shareholders do not approve the Continuance Resolution, the Continuance will not proceed.

The Board deemed it in the best interests of the Company to complete the Continuance as the Company’s CEO, CFO, Executive and Senior Vice Presidents, along with the majority of its management are based in the Province of Ontario. Management is of the view that the OBCA will provide Shareholders with substantially the same rights as those that are available to Shareholders under the BCBCA.

Notwithstanding the approval of the Continuance Resolution by Shareholders, the Board may, in its sole discretion abandon such proposed Continuance without further approval or action by, or prior notice to, the Shareholders.

Board Recommendation and Continuance Resolution

At the Meeting, Shareholders will be asked to consider, and deemed advisable, approve a special resolution to approve the Continuance, the full text of which will substantially be as follows:

"RESOLVED as a special resolution of the shareholders of Blue Moon Metals Inc. (the "Company") that:

1. the continuance of the Company (the "Continuance") out of British Columbia pursuant to Section 308 of the Business Corporations Act (British Columbia) ("BCBCA") and into Ontario under the Business Corporations Act (Ontario) ("OBCA") be and the same is hereby authorized and approved subject to the right of the directors to abandon the application without further approval of the shareholders;

2. the Company is hereby authorized to apply to the Registrar of Companies (British Columbia) for authorization to permit such Continuance in accordance with Section 308 of the BCBCA and for the issuance of (i) a letter of consent to file Articles of Continuance with the Director under the OBCA and (ii) confirmation of discontinuance in British Columbia;

3. the Company is hereby authorized to file the Articles of Continuance, substantially in the form presented to the Shareholders and attached as Schedule "C" – Form of Articles of Continuance to this Circular, containing any necessary amendments to make such Articles of Continuance conform to the provisions of the OBCA, with the Director under the OBCA and obtain a certificate of continuance continuing the Company as if it had been incorporated under the laws of the Province of Ontario in accordance with the OBCA (the "Certificate of Continuance");

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4. subject to, and conditional on, the Continuance being effective, and without affecting the validity of any act of the Company under its existing articles (the "Existing Articles"), the Existing Articles are hereby repealed and replaced with the new By-Law No. 1 of the Company, substantially in the form attached to the management information circular of the Company dated June 18, 2026 as Schedule "D", be and is hereby approved, ratified and confirmed as a by-law of the Company, with such non-material changes or amendments as any director or officer of the Company determines appropriate, the conclusive evidence of such determination being the execution of the new By-Law No. 1 by a director and officer of the Company;

5. subject to the issuance of a Certificate of Continuance and without affecting the validity of any act of the Company and the existence of the Company by or under its Notice of Articles and Articles and any act done thereunder, effective upon the issuance of the Certificate of Continuance, the Company shall adopt the Articles of Continuance in substitution of the Notice of Articles of the Company;

6. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they are hereby authorized and empowered to revoke this resolution at any time prior to the issue of a Certificate of Continuance giving effect to the Continuance and to determine not to proceed with the Continuance of the Company into Ontario without further approval of the shareholders of the Company; and

7. any one director or officer of the Company be, and hereby is, authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

The Board unanimously recommends that Shareholders vote FOR the Continuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of proxy intend to vote FOR the Continuance Resolution.

The Continuance, if approved and effected, will change the legal domicile of the Company to the Province of Ontario and will affect certain of the rights of Shareholders as they currently exist under the BCBCA. Accordingly, Shareholders should consult their own independent legal advisors regarding implications of the Continuance, which may be of particular importance to them.

Procedure for Continuance

In order to effect the Continuance, the following steps must be taken:

(a) the Shareholders must approve the Continuance Resolution at the Meeting, authorizing the Company to, among other things, file the prescribed application for authorization to continue out of British Columbia with the registrar appointed under the BCBCA (the "BC Registrar");

(b) the BC Registrar must authorize the proposed Continuance (the "Authorization");

(c) the Company must then file articles of Continuance (the "Articles of Continuance"), the Authorization and any other necessary documentation with the director appointed under the OBCA (the "Ontario Director"), who will then issue a certificate of continuance (the "Certificate of Continuance"); and

(d) the Certificate of Continuance received from the Ontario Director must be submitted to the BC Registrar, who will then publish a notice that the Company has been continued into Ontario.

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Effect of the Continuance

Upon the issuance of a Certificate of Continuance for the Company under the OBCA, the Company will cease to be a corporation governed by the BCBCA and will be governed by the OBCA. The Continuance will not create a new legal entity, prejudice or affect the continuity of the Company or result in any change in the business of the Company. Upon the completion of the Continuance, there is no change in:

(a) the ownership of corporate property;

(b) liability for the obligations of the Company;

(c) the existence of a cause of action, claim or liability to prosecution;

(d) enforcement against the Company of any civil, criminal, administrative action or proceedings pending; and

(e) the enforceability of any conviction against, or ruling, order or judgment in favour of or against the Company.

Furthermore, any Common Shares issued before the Continuance will continue to be Common Shares of the Company, as a company governed by the OBCA. The Continuance does not relieve a holder of Common Shares of any liability in respect of such Common Shares.

Certain Corporate Differences Between the BCBCA and the OBCA

In general terms, the OBCA provides to Shareholders substantively the same rights as are available to Shareholders under the BCBCA, including the right of dissent and appraisal and the right to bring derivative actions and oppression actions. There are, however, important differences. Shareholders are referred to Schedule "B" – Certain Corporate Differences Between BCBCA and OBCA attached to this Circular for a summary of the differences between the BCBCA and OBCA. The summary comparison is not intended to be exhaustive and is qualified in its entirety by the full provisions of the BCBCA and the OBCA, as applicable, and Shareholders are advised to read the full text of the BCBCA and OBCA and consult with their legal advisors regarding the implications of the Continuance.

Articles of Continuance and By-Law No. 1

As noted above, the Company is required to file Articles of Continuance with the Ontario Director in order to effect the Continuance, which proposed Articles of Continuance are attached hereto as Schedule "C" – Form of Articles of Continuance to this Circular. In addition, if the Continuance becomes effective, the Company intends to adopt By-Law No. 1, substantially in the form attached hereto as Schedule "D" – By Law No. 1 to this Circular, in order to, among other things, reflect evolving corporate governance standards. By-Law No. 1 is standard in its form and governs certain aspects of the business and affairs of the Company, such as: the establishment of a quorum for meetings of directors and Shareholders, respectively; the conduct of the meetings of directors and Shareholders, respectively; signing authorities; the appointment of officers; and similar matters.

If the Continuance proceeds and is completed, the existing articles of the Company under the BCBCA will be repealed as of the filing of the Articles of Continuance and By-Law No. 1 will be the new by-laws of the Company. The repeal shall not affect the previous operation of the existing articles so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, the repealed existing articles before its repeal.

Dissent Rights with Respect to the Continuance

Pursuant to Section 309 of the BCBCA, a Registered Shareholder who objects to the Continuance out of British Columbia has the right to dissent (the "Dissent Rights") under Division 2 of Part 8 in respect of the Continuance and to be paid the fair value of their Common Shares determined as of the day before the Continuance Resolution is passed. Beneficial Shareholders who wish to dissent should contact the Registered Shareholder of their Common Shares for assistance with exercising the Dissent Right.

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The following summary of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder (as defined below) who seeks payment of the fair value of such Dissenting Shareholder's Common Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA which is attached to this Circular as Schedule "E" – Dissent Rights Under the Business Corporations Act (British Columbia). A dissenting Shareholder (a "Dissenting Shareholder") who is a Registered Shareholder and who wishes to exercise the Dissent Right is required to send to the Company a written notice of dissent in respect of the Continuance Resolution ("Dissent Notice") by 10:00 a.m. (Toronto time) on July 28, 2026 or at least 48 hours prior to the Meeting. Such Dissent Notice must be delivered to the Company's legal counsel at the following address:

Bennett Jones LLP

One First Canadian Place

100 King Street West, Suite 3400

Toronto, Ontario, M5X 1A4, Canada

Attention: James Clare and Kaitlyn Clement

Email: ClareJ@bennettjones.com; ClementK@bennettjones.com

The execution or exercise of a proxy does not constitute a Dissent Notice for the purposes of exercising Dissent Rights. In addition, a vote against the Continuance Resolution, or an abstention, does not constitute a Dissent Notice. To be valid, a Dissent Notice must:

(a) identify in each Dissent Notice the person on whose behalf the dissent is being exercised;

(b) set out the number of Common Shares in respect of which the Dissenting Shareholder is exercising the Dissent Rights ("Continuance Notice Shares"), which number cannot be less than all of the Common Shares held by the beneficial owner on whose behalf the Dissent Rights are being exercised;

(c) if the Continuance Notice Shares constitute all of the Common Shares of which the Dissenting Shareholder is both the Registered Shareholder and beneficial owner and the Dissenting Shareholder owns no other Common Shares as beneficial owner, a statement to that effect;

(d) if the Continuance Notice Shares constitute all of the Common Shares of which the Dissenting Shareholder is the Registered Shareholder but the Dissenting Shareholder owns other Common Shares as a beneficial owner, a statement to that effect, and:

(i) the names of the Registered Shareholders of those other Common Shares;

(ii) the number of those other Common Shares that are held by each of those Registered Shareholders;

(iii) a statement that Dissent Notices are being or have been sent in respect of all those other Common Shares;

(e) if a Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not a Dissenting Shareholder, a statement to that effect, and:

(i) the name and address of the beneficial owner;

(ii) a statement that the Dissenting Shareholder is dissenting in relation to all of the Common Shares beneficially owned by the beneficial owner that are registered in the Dissenting Shareholder's name.

Giving a Dissent Notice does not deprive a Dissenting Shareholder of his, her or its right to vote at the Meeting on the Continuance Resolution. A Shareholder is not entitled to exercise the Dissent Rights with respect to any Common Shares if the Shareholder votes (or instructs or is deemed, by submission of any incomplete form of proxy, to have instructed his, her or its proxyholder to vote) FOR the Continuance Resolution. A Dissenting Shareholder, however, may vote, as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his, her or its right to exercise the Dissent Rights.

If the Continuance Resolution is adopted, the Company is required to give notice to the Dissenting Shareholder that the Company intends to act, or has acted, upon that resolution and advising the Dissenting Shareholder of the manner in which dissent is to be completed. Upon receipt of the notice from the Company, a Dissenting Shareholder then has one month within which to submit to the Company or its transfer agent the share certificates representing the Dissenting Shareholder's Common Shares, along with written notice that the Dissenting Shareholder requires the Company to purchase its Common Shares, upon the doing of which the Dissenting Shareholder will be deemed to have sold, and the Company will be deemed to have purchased, the Dissenting Shareholder's Common Shares.

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If the Company and the Dissenting Shareholder cannot agree on the payout value for the Dissenting Shareholder's Common Shares, either the Dissenting Shareholder or the Company may apply to the court to fix the fair value of the Dissenting Shareholder's Common Shares. The court can either fix a payout value or order the matter to be determined by arbitration or by reference to the registrar or a referee of the court. The Company may not make payment to a Dissenting Shareholder where there are reasonable grounds for believing that the Company is insolvent or that payment would render the Company insolvent.

A Dissent Notice ceases to be effective if, among other things, the Shareholder giving a Dissent Notice consents to or votes in favour of the Continuance Resolution.

If the Continuance is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Common Shares and the Dissenting Shareholders will be entitled to the return of any share certificates delivered to the Company in connection with the exercise of the Dissent Right.

Shareholders who wish to exercise the Dissent Right should carefully review the dissent procedures described in Sections 237 to 247 of the BCBCA and seek legal advice, as failure to adhere strictly to the Dissent Right requirements may result in the loss of any Dissent Rights.

Registered Shareholders have Dissent Rights in respect of the Continuance Resolution as governed by Sections 237 to 247 of the BCBCA. The Dissent Rights must be strictly complied with in order for a Registered Shareholder to receive cash representing the fair value of Common Shares held. To exercise the Dissent Rights in respect of the Continuance Resolution, a Dissent Notice to the Continuance Resolution must be received by the Company in accordance with the instructions set out in this Circular by 10:00 a.m. (Toronto time) on Tuesday, July 28, 2026, or 48 hours prior to the Meeting. See Schedule "E" – Dissent Rights Under the Business Corporations Act (British Columbia) to this Circular.

Authorizing Board to Fix the Number of Directors

If the Shareholders vote to approve the Continuance Resolution and the Continuance is completed, the Company will be Governed by the OBCA, and the articles of the Company will provide for a minimum of 3 and a maximum of 10 directors. Pursuant to section 125(3) of the OBCA, if the articles of a company provide for a minimum and maximum number of directors, the directors may, if a special resolution of Shareholders so provide, fix the number of directors to be elected at an annual meeting.

In addition, section 124(2) of the OBCA also provides that where a special resolution empowers directors to fix the number of directors in accordance with section 125(3) of the OBCA, the directors may appoint one or more additional directors between annual meetings, to hold office for a term expiring not later than the close of the next annual meeting of Shareholders, provided that the total number of directors following such appointment may not exceed one and one third of the number of directors elected at the previous annual meeting of Shareholders.

From time to time, the Board identifies an individual who could make a valuable contribution to the Company as a director. Following the Meeting, the Board wishes to have the ability to invite such an individual to join the Board between Shareholders' meetings, without the need to create a vacancy, as this may restrict the Company's ability to enhance the Board at the earliest opportunity.

Board Recommendation and Director Number Resolution

"RESOLVED as a special resolution of the shareholders of Blue Moon Metals Inc. (the "Company") that:

1. upon the Continuance, the board of directors ("Board") of the Company be, and hereby is, authorized and empowered to determine by resolution from time to time the number of directors of the Company within the minimum and maximum number of directors provided for in the Articles of Continuance, subject to the limitations set out in the Business Corporations Act (Ontario); and

2. any one director or officer of the Company be, and hereby is, authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

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The Board unanimously recommends that Shareholders vote FOR the Director Number Resolution. In the absence of instructions to the contrary, the persons whose names appear in the enclosed form of proxy intend to vote FOR the Director Number Resolution.

Approval of Share Compensation Plan

The Company's Share Compensation Plan was last approved by Shareholders at the Company's annual general and special meeting held on November 13, 2025. Pursuant to the policies of the TSXV, a "rolling" security based compensation plan, such as the Share Compensation Plan, must be approved on a yearly basis by Shareholders at the Company's annual meeting of Shareholders. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Plan Resolution approving the Company's Share Compensation Plan.

The Share Compensation Plan is a "rolling up to 10%" omnibus plan pursuant to which the total number of Common Shares which may be issued pursuant to restricted share units ("RSUs"), performance share units ("PSUs"), stock options ("Options") or deferred share units ("DSUs") awarded or granted under the Share Compensation Plan, in the aggregate, is equal to up to a maximum of 10% of the issued and outstanding Common Shares at the time of the award or grant. The purpose of the Share Compensation Plan is to provide an incentive to directors, employees and consultants of the Company or any of its subsidiary to achieve the longer term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. For a summary of the Share Compensation Plan, see "Equity Compensation Plan Information – Stock option plans and other incentive plans". A full copy of the Share Compensation Plan will be available for inspection at the Meeting and is attached as Schedule "A" hereto.

As of the date of this Circular, the Company had 559,667 Options, 439,581 RSUs and 156,196 DSUs outstanding under the Share Compensation Plan.

Other than as set out elsewhere in this Circular, the Company does not have any other incentive plans.

Plan Resolution and Board Recommendation

At the Meeting, Shareholders will be asked to consider, and deemed advisable, approve an ordinary resolution to approve the Share Compensation Plan, the full text of which will substantially be as follows (the "Plan Resolution"):

"RESOLVED as an ordinary resolution of the shareholders of Blue Moon Metals Inc. (the "Company") that:

1. The amended and restated share compensation plan of the Company (the "Share Compensation Plan") attached as Schedule "A" to the management information circular of the Company dated June 18, 2026, be and is hereby ratified and approved;

2. All existing awards issued and to be issued under the Share Compensation Plan, be and are hereby approved.

3. The Company be and is hereby authorized to reserve Common Shares equal in number to 10% of the Company's current issued and outstanding share capital from time to time, which Common Shares may be conditionally allotted in connection with the granting of awards pursuant to the terms and conditions as set out in the Share Compensation Plan.

4. The Common Shares which can be reserved under the Share Compensation Plan may be allotted and issued at a price or prices fixed by the Board in accordance with the rules of the TSX Venture Exchange (the "TSXV") and the terms and conditions under the Share Compensation Plan and any award agreements thereunder, and when such Common Shares are so allotted and issued they will be fully paid and non-assessable Common Shares in the capital of the Company at a price or prices so fixed.

5. The board of directors of the Company (the "Board") be authorized to make any amendments to the Share Compensation Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, if required under the terms of the Share Compensation Plan or by the TSXV, the approval of the shareholders of the Company.

6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such director's or officer's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

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To be effective, the Plan Resolution must be approved by a simple majority of the votes cast by Shareholders at the Meeting.

The Board has determined that the re-approval of the Share Compensation Plan is in the best interests of the Company and unanimously recommends that Shareholders vote FOR the Plan Resolution. Unless otherwise instructed, the persons named in the accompanying Proxy (provided the same is duly executed in their favour and is duly deposited) intend to vote FOR the Plan Resolution to re-approve the Share Compensation Plan as detailed above.

OTHER BUSINESS

As of the date of this Circular, the management of the Company knows of no other matters to be acted upon at the Meeting. However, should any other matters properly come before the Meeting, the Common Shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Common Shares represented by the Proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the directors and the named executive officers of the Company. "Named Executive Officer" or "NEO" means each of the following individuals:

(a) the chief executive officer of the Company ("CEO") or each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief executive officer, including an individual performing functions similar to a chief executive officer;

(b) the chief financial officer of the Company ("CFO") or each individual who, in respect of the Company, during any part of the most recently completed financial year, served as chief financial officer, including an individual performing functions similar to a chief financial officer;

(c) in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year, as determined in accordance with subsection 1.3(5) of Form 51-102F6V; and

(d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the financial year ended December 31, 2025, the Named Executive Officers of the Company were the following:

  Christian Kargl-Simard, Chief Executive Officer (since November 1, 2024);
  Frances Kwong, Chief Financial Officer and Corporate Secretary (since November 1, 2024);
  Skott Mealer, President and Chief Operating Officer (since March 1, 2025)
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Director and Named Executive Officer Compensation

The following table is a summary of compensation awarded to, earned by, paid to, or payable to the NEO and directors of the Company for the two most recently completed financial years ended December 31, 2024 and 2025.

Table of Compensation Excluding Compensation Securities
Name and position	Year Ended(1)	Salary, consulting fee, retainer or commission	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Christian Kargl-Simard(2) Chief Executive Officer and Director	2025	$300,000	$352,500	—	—	—	$652,500
	2024	$33,871	$50,000	—	—	—	$83,871
Frances Kwong(3) Chief Financial Officer and Corporate Secretary	2025	$240,000	$145,200	—	—	—	$385,200
	2024	$27,097	$20,000	—	—	—	$47,097
Skott Mealer(4) President and Chief Operating Officer	2025	$352,292	$190,434	—	—	—	$542,726
	2024	—	—	—	—	—	—
Patrick McGrath(5) Former Chief Executive Officer and Director	2025	—	—	—	—	—	—
	2024	$33,500	—	—	—	—	$33,500
Varun Prasad(6) Former Chief Financial Officer	2025	—	—	—	—	—	—
	2024	$10,000	—	—	—	—	$10,000
Maryse Bélanger(7) Director and Chair	2025	$41,667	—	—	—	—	$41,667
	2024	—	—	—	—	—	—
Haytham Hodaly(8) Former Director	2025	$35,208	—	—	—	—	$35,208
	2024	—	—	—	—	—	—

21

Table of Compensation Excluding Compensation Securities
Name and position	Year Ended(1)	Salary, consulting fee, retainer or commission	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Jonathan Gagne(9) Former Director	2025	N/A	N/A	N/A	N/A	N/A	N/A
	2024	—	—	—	—	—	—
Pedro Fonseca(10) Former Director	2025	N/A	N/A	N/A	N/A	N/A	N/A
	2024	—	—	—	—	—	—
Enrique Correa(11) Former Director	2025	N/A	N/A	N/A	N/A	N/A	N/A
	2024	—	—	—	—	—	—
Karin Thorburn(12) Director	2025	$41,667	—	—	—	—	$41,667
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Francis Johnstone(13) Director	2025	$41,667	—	—	—	—	$41,667
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Richard Colterjohn(14) Director	2025	$6,667	—	—	—	—	$6,667
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Frode Nilsen(15) Director	2025	$6,667	—	—	—	—	$6,667
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Per-Erik Bjørnstad(16) Director	2025	$6,667	—	—	—	—	$6,667
	2024	N/A	N/A	N/A	N/A	N/A	N/A
Peter Madsen(17) Director	2025	N/A	N/A	N/A	N/A	N/A	N/A
	2024	N/A	N/A	N/A	N/A	N/A	N/A

22

Notes:

(1)	Financial years ended December 31.
(2)	Mr. Kargl-Simard was appointed as a director effective as of October 17, 2024. Mr. Kargl-Simard was appointed as the Chief Executive Officer ("CEO") of the Company on November 1, 2024. Mr. Kargl-Simard did not receive compensation as a director of the Company and is only compensated for acting as CEO of the Company. The compensation information provided for the financial year 2024 in the table above reflects his tenure as an officer from November 1, 2024 to December 31, 2024 (2 months).
(3)	Ms. Kwong was appointed as Chief Financial Officer ("CFO") of the Company on November 1, 2024. The compensation information provided for the financial year 2024 in the table above reflects her tenure as CFO from November 1, 2024 to December 31, 2024 (2 months).
(4)	Mr. Mealer was appointed as President and Chief Operating Officer ("COO") of the Company on March 1, 2025. The compensation information provided for the financial year 2025 in the table above reflects his tenure as an officer from March 1, 2025 to December 31, 2025.
(5)

Mr. McGrath was appointed as a director of the Company effective as of February 24, 2017 and resigned on February 26, 2025. Mr. McGrath was appointed as the CEO of the Company on April 28, 2017 and resigned on October 31, 2024. Mr. McGrath did not receive any compensation as a director of the Company. The compensation information provided for the financial year 2024 in the table above reflects his tenure as CEO from January 1, 2024 to October 31, 2024 (10 months).

(6)	Mr. Prasad was appointed as the CFO of the Company effective as of April 28, 2017 and resigned on October 31, 2024. The compensation information provided in the table above for the financial year 2024 reflects his tenure as CFO from January 1, 2024 to October 31, 2024 (10 months).
(7)	Ms. Bélanger was appointed as a director and Chair of the Board on October 17, 2024.
(8)	Mr. Hodaly was appointed as a director on October 17, 2024 and resigned on November 13, 2025.
(9)	Mr. Gagne was appointed as a director of the Company effective January 4, 2021 and resigned on October 17, 2024.
(10)	Mr. Fonseca was appointed as a director of the Company effective as of June 29, 2024 and resigned on October 17, 2024.
(11)	Mr. Correa was appointed as a director of the Company effective as of August 21, 2023 and resigned on June 29, 2024.
(12)	Ms. Thorburn was appointed as a director of the Company effective as of February 26, 2025.
(13)	Mr. Johnstone was appointed as a director of the Company effective as of February 26, 2025.
(14)	Mr. Colterjohn was appointed as a director of the Company effective as of November 13, 2025.
(15)	Mr. Nilsen was appointed as a director of the Company effective as of November 13, 2025.
(16)	Mr. Bjørnstad was appointed as a director of the Company effective as of November 13, 2025.
(17)	Mr. Madsen was appointed as a director of the Company effective as of January 23, 2026.

23

Stock Options and Other Compensation Securities

The following table contains information on compensation securities that were granted or issued to the directors and NEOs of the Company by the Company in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant (1) ($)	Closing price of security or underlying security at year end ($)	Expiry Date
Christian Kargl-Simard(2) Chief Executive Officer and Director	RSUs	148,332	December 1, 2025	N/A	$3.99	$4.80	December 15, 2028
Frances Kwong(3) Chief Financial Officer and Corporate Secretary	RSUs	37,083	December 1, 2025	N/A	$3.99	$4.80	December 15, 2028
Skott Mealer (4) President and COO	Stock options	200,000	February 26, 2025	$3.35	$3.35	$4.80	February 26, 2030
Patrick McGrath(5) Former Chief Executive Officer and Director	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Maryse Bélanger(6) Director and Chair	DSUs	29,577	Mar 7, 2025	$3.55	$3.55	$4.80	N/A
Haytham Hodaly(7) Former Director	DSUs	18,310	Mar 7, 2025	$3.55	$3.55	$4.80	N/A
Francis Johnstone(8) Director	DSUs	16,901	Mar 7, 2025	$3.55	$3.55	$4.80	N/A
Karin Thorburn(9) Director	DSUs	19,718	Mar 7, 2025	$3.55	$3.55	$4.80	N/A

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Notes:

(1)	The prices indicated herein represent the closing prices of the Common Shares on the date before the grants of Options or awards of RSUs and DSUs.
(2)	As at December 31, 2025, Mr. Kargl-Simard held 148,332 RSUs (as defined below), each of which may be settled for one Common Share, the RSUs vest on the passage of time (1/3 of the RSUs vest on December 1, 2026, 1/3 on December 1, 2027 and 1/3 on December 15, 2027) and 80,000 stock options, each stock option is exercisable into one Common Share at a price of $3.40 until November 1, 2029. The stock options vest on the passage of time (1/3 of the stock options vest on each of the 12-month, 24-month and 36-month anniversary of the grant).
(3)	As at December 31, 2025, Ms. Kwong held 37,083 RSUs, each of which may be settled for one Common Share, the RSUs vest on the passage of time (1/3 of the RSUs vest on December 1, 2026, 1/3 on December 1, 2027 and 1/3 on December 15, 2027) and 25,000 stock options, each stock option is exercisable into one Common Share at a price of $3.40 until November 1, 2029. The stock options vest on the passage of time (1/3 of the stock options vest on each of the 12-month, 24-month and 36-month anniversary of the grant).
(4)	As at December 31, 2025, Mr. Mealer held 200,000 stock options, each of which is exercisable into one Common Share at a price of $3.55 until February 26, 2030. The stock options vest on the passage of time (1/3 of the stock options vest on each of the 12-month, 24-month and 36-month anniversary of the grant). The DSUs will vest on the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(5)	As at December 31, 2025, Mr. McGrath held 30,000 stock options, each of which is exercisable into one Common Share at a price of $1.00 until January 9, 2029, and 30,000 DSUs, each of which may be settled into one Common Share. The stock options vest on the passage of time (1/3 of the stock options vest on each of the 6-month,12-month and 18-month anniversary of the grant). The DSUs will vest on the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(6)	As at December 31, 2025, Ms. Bélanger held 89,577 DSUs, each of which may be settled into one Common Share. The DSUs will vest on the later of: (i) when Ms. Bélanger ceases being a director of the Company; and (ii) the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(7)	As at December 31, 2025, Mr. Hodaly held 18,310 DSUs, each of which may be settled into one Common Share. The DSUs will vest on the later of: (i) when Mr. Hodaly ceases being a director of the Company; and (ii) the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(8)	As at December 31, 2025, Mr. Johnstone held 16,901 DSUs, each of which may be settled into one Common Share. The DSUs will vest on the later of: (i) when Mr. Johnstone ceases being a director of the Company; and (ii) the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.
(9)	As at December 31, 2025, Dr. Thorburn held 19,718 DSUs, each of which may be settled into one Common Share. The DSUs will vest on the later of: (i) when Dr. Thorburn ceases being a director of the Company; and (ii) the date that is 12 months following the date of the DSU award, subject to the terms of the Plan.

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Exercise of Compensation Securities by Directors and NEOs

The following table contains information on compensation securities that were exercised or otherwise settled by the directors and NEOs of the Company in the most recently completed financial year:

Exercise of Compensation Securities by Directors and Named Executive Officers
Name and Position	Type of Compensation Security	Number of Underlying Securities Exercised	Exercise Price Per Security ($)	Date of Exercise	Closing Price Per Security on Date of Exercise ($)	Difference Between Exercise Price and Closing Price on Date of Exercise ($)	Total Value on Exercise Date ($)
Haytham Hodaly Former Director	DSUs	50,000	N/A	November 24, 2025	$3.80	N/A	$190,000

Stock option plans and other incentive plans

The following summary of the material terms of the Share Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Share Compensation Plan, a copy of which will be available for inspection at the Meeting and is attached as Schedule "A" hereto. Capitalized terms used but not otherwise defined in this section shall have the meanings given to them in the Share Compensation Plan.

Overview

The Share Compensation Plan provides that the Board may from time to time, in its discretion, award or grant to the Eligible Person (as such term is defined below) selected by the Administrators (as such term is defined below) to participate in the Share Compensation Plan (each, a "Participant"), who may include participants who are citizens or residents of the United States (each, a "US Participant"), with the opportunity, through RSUs, Options, and DSUs, to acquire an ownership interest in the Company.

The RSUs and DSUs will rise and fall in value based on the value of the Common Shares. Unlike the Options, the RSUs and DSUs will not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share or a lump sum payment in cash following the attainment of vesting criteria determined by the Administrators at the time of the award (subject to TSXV policies).

The Options, on the other hand, are rights to acquire Common Shares upon payment of monetary consideration (i.e., the exercise price), subject also to vesting criteria determined at the time of the grant.

The Administrators may fix, from time to time, a portion of the director fees that is to be payable in the form of DSUs. In addition, each Participant who is, on the applicable election date, a director who is not an employee (the "Electing Person") may be given the right to elect to participate in the grant of additional DSUs. An Electing Person who elects to participate in the grant of additional DSUs shall receive their Elected Amount (as that term is defined below) in the form of DSUs in lieu of cash. The "Elected Amount" shall be an amount, as elected by the director, in accordance with applicable tax law, between 0% and 100% of any director fees that are otherwise intended to be paid in cash (the "Cash Fees").

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Purpose of the Share Compensation Plan

The stated purpose of the Share Compensation Plan is to advance the interests of the Company and its subsidiaries, and its Shareholders by: (a) ensuring that the interests of Participants are aligned with the success of the Company and its subsidiaries; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

The following people (each, an "Eligible Person") are eligible to participate in the Share Compensation Plan: any director, officer, employee, management company employee or consultant.

Administration of the Share Compensation Plan

The Share Compensation Plan is administered by the Board or such other persons as may be designated by the Board from time to time (the "Administrators") through the recommendation of the NC&CG Committee. The Administrators determine the eligibility of persons to participate in the Share Compensation Plan, when RSUs, Options, or DSUs will be awarded or granted, the number of RSUs, Options and DSUs to be awarded or granted, the vesting criteria for each award of RSUs, vesting period for each grant of Options and the vesting criteria for each award of DSU, and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and the requirements of the TSXV.

Number of Common Shares Issuable under the Share Compensation Plan

The Common Shares that are issuable pursuant to RSUs, Options, and DSUs awarded or granted under the Share Compensation Plan and other securities issuable under any other share compensation arrangements of the Company (collectively, the "Security Based Compensation"), in aggregate, is equal to up to a maximum of 10% of the issued and outstanding Common Shares as of the date of award or grant.

Restrictions on the Award or Grant of Security Based Compensation

The Security Based Compensation under the Share Compensation Plan is subject to a number of restrictions:

(a) the total number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded under the Share Compensation Plan and any other share compensation arrangements of the Company cannot exceed 10% of the Common Shares then outstanding. For greater certainty, any RSUs and DSUs that must be settled in cash in accordance with the RSU Agreement and the DSU Agreement (as these terms are defined below) approved by the Administrators at the time of grant shall not count towards the maximum of 10% of issued and outstanding Common Shares reserved under this Share Compensation Plan as required by the policies of the TSXV;

(b) unless the Company obtains disinterested Shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan to any one Participant in any 12 month period cannot exceed 5% of the Common Shares then outstanding; provided that, if the Common Shares are listed on the TSX, such limit shall be 10% of the issued and outstanding Common Shares in accordance with Section 613 of the TSX Company Manual;

27

(c) for so long as the Common Shares are listed on the TSXV, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan in any 12 month period to any one consultant shall not exceed 2% of the issued and outstanding Common Shares then outstanding; and

(d) for so long as the Common Shares are listed on the TSXV, the maximum aggregate number of Common Shares issuable pursuant to all Options granted to Investor Relations Service Providers (as such term is defined in the Share Compensation Plan) under the Share Compensation Plan and any other share compensation arrangements of the Company in any 12 month period in aggregate shall not exceed 2% of the issued and outstanding Common Shares; provided, that Options granted to any and all Investor Relations Service Providers must vest in stages over a period of not less than 12 months with no more than ¼ of the Options vesting in any three month period in accordance with the vesting requirements set out in the TSXV's policies.

The following restrictions also apply to the Share Compensation Plan in accordance with TSXV Policy 4.4:

(a) All Security Based Compensation granted or issued under the Share Compensation Plan is non-assignable and non-transferable;

(b) Unless the Company obtains disinterested Shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan to Insider Participants (as such term is defined in the Share Compensation Plan) as a group shall not exceed 10% of the issued and outstanding Common Shares at any point in time;

(c) Unless the Company obtains disinterested Shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Share Compensation Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other share compensation arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant;

(d) Investor Relations Service Providers may not receive any Security Based Compensation other than Options; and

(e) Any Security Based Compensation granted or issued to any Participant who is a director, officer, employee, consultant or management company employee must expire within 12 months following the date the Participant ceases to be an Eligible Person under the Share Compensation Plan.

Restricted Share Units

The Administrators may award RSUs to Eligible Persons (other than Investor Relations Service Providers).

(a) Mechanics for RSUs

RSUs awarded to Participants under the Share Compensation Plan are credited to an account that is established on their behalf and maintained in accordance with the Share Compensation Plan. After the vesting criteria of any RSUs awarded under the Share Compensation Plan are satisfied, a Participant shall be entitled to receive and the Company shall issue or pay (at its discretion): (i) a lump sum payment in cash equal to the number of vested RSUs recorded in the Participant's RSU account multiplied by the volume weighted average trading price of the Common Shares on the payout date; (ii) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's RSUs in the Participant's RSU account will be, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Company as the holder of the appropriate number of Common Shares; or (iii) any combination of thereof.

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(b) Vesting Provisions

The Share Compensation Plan provides that: (i) at the time of the award of RSUs, the Administrators shall, subject to the TSXV rules, determine the vesting criteria applicable to the RSUs provided that, subject to certain exceptions set out in the Share Compensation Plan, no RSUs may vest before the date that is one year following the date of award; (ii) vesting of RSUs may include criteria such as performance vesting; (iii) each RSU shall be subject to vesting in accordance with the terms set out in an agreement evidencing the award of the RSU, which is attached as Exhibit A to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (the "RSU Agreement"); and (iv) all vesting and issuances or payments in respect of an RSU shall be completed no later than December 15 of the third calendar year commencing after the award date for such RSU.

(c) Termination, Retirement and Other Cessation of Employment in connection with RSUs

A person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (i) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (ii) retirement; and (iii) any cessation of employment or service for any reason whatsoever, including disability and death (an "Event of Termination"). In such circumstances, any vested RSUs will be issued as soon as practicable after the Event of Termination (and with respect to each RSU of a US Participant, such RSU will be settled and shares issued as soon as practicable following the date of vesting of such RSU as set forth in the applicable RSU Agreement, but in all cases within 60 days following such date of vesting); and, unless otherwise determined by the Administrators in their discretion and subject to the requirements set out in section 4.6 of TSXV Policy 4.4, any unvested RSUs shall vest and be settled before the earlier of (i) the vesting schedule set out in the applicable RSU Agreement and (ii) 12 months after the date of the Event of Termination (and with respect to any RSU of a US Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to an RSU that is unvested at the time of an Event of Termination, such RSU shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting date of such RSU as set forth in the applicable RSU Agreement).

If an Event of Termination occurs involving the death of a Participant occurs and such Participant is entitled to any RSUs under the Share Compensation Plan: (i) each Participant must designate a beneficiary to receive such Security Based Compensation in the event of the Participant's death; and (ii) such Security Based Compensation must be paid to the designated beneficiary no later than the later of (A) the end of the calendar year in which the Participant's death occurs, or (B) 2.5 months following the date of the Participant's death.

Subject to section 2.3(e) of the Share Compensation Plan and section 4.6 of TSXV Policy 4.4, notwithstanding the above, if a person retires in accordance with the Company's retirement policy at such time, any unvested performance-based RSUs shall not be forfeited or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable RSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, have been met on the applicable date.

For greater certainty, if a person is terminated for just cause or if a Participant resigns without good reason, all unvested RSUs will be forfeited and cancelled.

It is the current intention that RSUs may be awarded with both time-based vesting provisions as a component of the Company's annual incentive compensation program, and performance-based vesting provisions as a component of the Company's long-term incentive compensation program.

Under the Share Compensation Plan, should the date of vesting of an RSU fall within a blackout period formally imposed by the Company, such date of vesting shall be automatically extended without any further act or formality to that date which is the fifth business day after the end of the blackout period, such fifth business day to be considered the date of vesting for such RSU for all purposes under the Share Compensation Plan.

29

Stock Options

The Administrators may at any time and from time to time grant Options to Eligible Persons.

(a) Mechanics for Options

Each Option granted pursuant to the Share Compensation Plan will entitle the holder thereof to the issuance of one Common Share upon achievement of the vesting criteria and payment of the applicable exercise price. Options granted under the Share Compensation Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the Administrators at the time of the grant have been satisfied.

(b) Vesting Provisions

The Share Compensation Plan provides that the Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The agreement evidencing the grant of the Option attached as Exhibit B to the Share Compensation Plan (or in such form as the Administrators may approve from time to time) (the "Option Agreement") will disclose any vesting conditions prescribed by the Administrators.

(c) Termination, Retirement and Other Cessation of Employment in connection with Options

A person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination. In such circumstances, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, vest before the earlier of (i) the vesting schedule set out in the applicable Option Agreement and (ii) 12 months after the date of the Event of Termination. There can be no acceleration of the vesting requirements applicable to Options granted to an Investor Relations Service Provider without the prior written approval of the Exchange.

Except as otherwise stated in the Share Compensation Plan or otherwise determined by the Administrators in their discretion, any vested Options may be exercised only before the earlier of: (i) the expiry of the Option; and (ii) six months after the date of the Event of Termination.

If a person is terminated for just cause or if a Participant resigns without good reason, all Options (whether or not then exercisable) shall automatically be cancelled.

If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options under the Share Compensation Plan, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

(d) Cashless Exercise

Subject to prior approval by the Administrators, a Participant may elect cashless exercise. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate exercise price of the Options. Instead, the following will apply:

30

(i) Whereby the Company has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Common Shares underlying the Options. The brokerage firm then sells a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant. The brokerage firm receives an equivalent number of Common Shares from the exercise of the Options and the Participant then receives the balance of Common Shares or the cash proceeds from the balance of such Common Shares.

(ii) Before the relevant trade date, the Participant will deliver the Option exercise notice including details of the trades to the Company electing the cashless exercise and the Company will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Company of (i) the exercise price for such Common Shares; and (ii) the amount the Company determines, in its discretion, is required to satisfy the Company withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(iii) The broker will deliver to the Participant the remaining value of the Options, net of any brokerage commission or other expenses (the "In-the-Money Amount"), in either (i) cash in an amount equal to the In-the-Money-Amount, or (b) such number of Common Shares (rounded down to the nearest whole number) having a fair market price equal to the In-the-Money Amount, plus a cash amount equal to the fraction of a Common Share that would otherwise be issuable multiplied by the fair market price of a Common Share.

(e) Net Exercise

Subject to prior approval by the Administrators, a Participant, excluding Investor Relations Service Providers, may elect to surrender for cancellation to the Company any vested Options being exercised and the Company will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X	=	Y (A - B)
A

where:

X = The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options;

Y = The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A = The volume weighted average trading price of the Common Shares; and

B = The exercise price for such Options.

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(f) Other Terms

The Administrators will determine the exercise price and term/expiration date of each Option, provided that than (i) if the Common Shares are listed on the TSXV, the Discounted Market Price on the Grant Date in respect of that Option, or (ii) if the Common Shares are listed on the TSX, the Market Price on the Grant Date in respect of that Option, and in each case with respect to Options granted to U.S. Participants, the Exercise Price shall not be less than the closing price of the Common Shares on any exchange in Canada or the United States where Common Shares are listed on the last trading day prior to the Grant Date.

No Option shall be exercisable after ten years from the date the Option is granted. Should the term of an Option expire on a date that falls within a blackout period formally imposed by the Company, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the blackout period, such tenth business day to be considered the expiration date for such Option for all purposes under the Share Compensation Plan.

Deferred Share Units

The Administrators may fix, from time to time, a portion of the director fees that is to be payable in the form of DSUs.

(a) Mechanics for DSUs

Each Electing Person who elects to receive their Elected Amount in the form of DSUs in lieu of cash will be required to file a notice of election in accordance with the time frames set forth in the Share Compensation Plan. If no election is made within the required time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

Each Electing Person who is not a US Participant is entitled once per calendar year to terminate his or her election to receive DSUs in lieu of Cash Fees by filing with a notice. Such termination shall be effective immediately upon receipt of such notice, provided that the Company has not imposed a blackout period. Thereafter, any portion of such Electing Person's Cash Fees payable or paid in the same calendar year and, subject to complying with the provisions in the Share Compensation Plan, all subsequent calendar years shall be paid in cash.

An election by a US Participant to receive the Elected Amount in DSUs in lieu of cash for any calendar year is irrevocable for that calendar year after the expiration of the election period for that year, and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which a termination notice is delivered.

The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in DSUs (including director fees and any Elected Amount), as determined by the Administrator, by (ii) the VWAP of a Common Share on the award date; provided that, for so long as the Common Shares are listed on the TSXV, the VWAP used for purposes of this section shall not be less than the Discounted Market Price on the Award Date, and, for so long as the Common Shares are listed on the TSX, the VWAP used for purposes of this section shall not be less than the Market Price on the Award Date or such other minimum price as may be permitted by the TSX.

DSUs shall be settled on the date established in the DSU Agreement (as such term is defined below) provided, however that in no event shall a DSU be settled prior to a Participant's termination date, or, later than one year following the date of the applicable Participant's termination date.

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(b) Vesting Provisions

The Administrators shall determine the vesting criteria applicable to DSUs, and DSUs shall not vest on a date that is earlier than 12 months following the date of grant or issue. All DSUs awarded shall be evidenced by a DSU agreement between the Company and the Participant, attached as Exhibit D to the Share Compensation Plan or in such other form as the Administrators may approve from time to time (the "DSU Agreement").

(c) Termination, Retirement and Other Cessation of Employment in connection with DSUs

If an Event of Termination has occurred in respect of any Participant, (i) any and all Common Shares corresponding to any vested DSUs in the Participant's DSU account shall be issued as soon as practicable after the Event of Termination to the former Participant; and (ii) any unvested DSUs in the Participant's DSU account shall, unless otherwise determined by the Administrators in their discretion or otherwise agreed to by the Company in an agreement with an Eligible Person, and subject to the requirements set out in section 4.6 of TSXV Policy 4.4, vest and be settled before the earlier of (a) the vesting schedule set out in the applicable DSU Agreement and (b) 12 months after the date of the Event of Termination.

If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any DSUs, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

Subject to section 2.3(e) of the Share Compensation Plan and section 4.6 of TSXV Policy 4.4, if a Participant retires in accordance with the Company's retirement policy, at such time, any unvested performance-based DSUs in the Participant's DSU account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable DSU Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

If a Participant's employment is terminated for just cause or if a Participant resigns without good reason, each unvested DSUs in the Participant's DSU account shall forthwith and automatically be forfeited by the Participant and cancelled.

Under the Share Compensation Plan, should the date of vesting of a DSU fall within a blackout period formally imposed by the Company, such date of vesting shall be automatically extended without any further act or formality to that date which is the fifth business day after the end of the blackout period, such fifth business day to be considered the date of vesting for such DSU for all purposes under the Share Compensation Plan.

Change of Control

Subject to section 2.3(e) of the Share Compensation Plan and section 4.6 of TSXV Policy 4.4, if there is a Change of Control (as such term is defined in the Share Compensation Plan) then, notwithstanding any other provision of the Share Compensation Plan except certain provision of the Share Compensation Plan which will continue to apply in all circumstances, any or all unvested RSUs and any or all Options (whether or not currently exercisable) and any or all unvested DSUs shall automatically vest or become exercisable, as applicable, such that Participants under the Share Compensation Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such RSUs, Options and DSUs to the Company or a third party or exchanging such RSUs, Options or DSUs, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

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For greater certainty, the occurrence of a Change of Control will not trigger the right of a Participant to receive a payment in respect of a DSU prior to a termination date for such Participant. For clarity, RSUs, Options or DSUs of a Participant will only be accelerated as contemplated in section 7.2(a) of the Share Compensation Plan if such Participant ceases to be an Eligible Person in connection with the Change of Control.

Notwithstanding the foregoing, there can be no acceleration of the vesting requirements applicable to Options granted to an Investor Relations Service Provider without the prior written approval of the Exchange.

Transferability

RSUs, Options and DSUs awarded or granted under the Share Compensation Plan or any rights of a Participant cannot be transferred, assigned, charged, pledged or hypothecated, or otherwise alienated, whether by operation of law or otherwise.

Reorganization and Change of Control Adjustments

In the event of any declaration by the Company of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Company, distribution (other than normal course cash dividends) of Company assets to holders of Common Shares, or any other corporate transaction or event involving the Company or the Common Shares, the Administrators may, subject to any relevant resolutions of the Board and necessary TSXV approvals, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, to reflect such change or event including, without limitation, adjusting the number of RSUs, Options and DSUs outstanding under the Share Compensation Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the exercise price of Options outstanding under the Share Compensation Plan, provided that the value of any RSU, Option and DSU immediately after such an adjustment shall not exceed the value of such RSU, Option and DSU prior thereto.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or Option or DSU at any time without the consent of any Participant provided that such amendment shall:

(a) not adversely alter or impair any RSU previously awarded or any Option previously granted or any DSU previously awarded, except as permitted by the adjustment provisions of the Share Compensation Plan and with respect to RSUs, Options and DSUs of US Participants, such amendment will not result in the imposition of taxes under section 409A of the U.S. Internal Revenue Code of 1986, as amended;

(b) be subject to any regulatory approvals including, where required, the approval of the TSXV; and

(c) be subject to Shareholder approval, where required by the requirements of the TSXV, provided that Shareholder approval shall not be required for the following amendments:

(i) amendments of a "housekeeping nature", including any amendment to the Plan or a RSU or Option or DSU that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or a RSU or Option or DSU to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein; and

(ii) amendments that are necessary or desirable for RSUs or Options or DSUs to qualify for favourable treatment under any applicable tax law;

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(d) be subject to disinterested Shareholder approval in the event of any reduction in the exercise price, or the extension of the term, of any Option granted under the Share Compensation Plan to an Insider Participant.

For greater certainty, Shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a) change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(b) increase the limits of the total number of Common Shares that are issuable pursuant to all Security Based Compensation granted or awarded under the Share Compensation Plan;

(c) reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(d) extend the term of any Option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(e) amend the amendment provisions set out in the Share Compensation Plan.

Employment, consulting and management agreements

Mr. Kargl-Simard is paid for services to the Company as CEO through an employment agreement. Pursuant to his employment agreement, Mr. Kargl-Simard is entitled to an annual base salary of C$300,000 and incentive compensation in the form of an annual short-term incentive bonus with a target of C$300,000 for the 2025 fiscal year with the terms to be agreed by the Board annually based on achieving certain corporate objectives. The Company may terminate Mr. Kargl-Simard's employment at any time for just cause and Mr. Kargl-Simard may terminate his employment on 30 days' written notice. In the event Mr. Kargl-Simard's employment is terminated by the Company without just cause, or if he resigns for Good Reason (as defined in the agreement) in connection with a Change of Control (as defined in the agreement), he will be entitled to (i) a lump sum payment equal to twice his annual base salary then in effect, (ii) twice the maximum short-term incentive bonus payable to him during that fiscal year, and (iii) the immediate vesting of all unvested compensation securities awarded to him.

Ms. Kwong is paid for services to the Company as CFO and Corporate Secretary through an employment agreement. Pursuant to her employment agreement, Ms. Kwong is entitled to an annual base salary of C$240,000 and incentive compensation in the form of an annual short-term incentive bonus with a target of C$132,000 for the 2025 fiscal year with the terms to be agreed by the Board annually based on achieving certain corporate objectives. The Company may terminate Ms. Kwong's employment at any time for just cause and Ms. Kwong may terminate her employment on 30 days' written notice. In the event Ms. Kwong's employment is terminated by the Company without just cause, or if she resigns for Good Reason (as defined in the agreement) in connection with a Change of Control (as defined in the agreement), she will be entitled to (i) a lump sum payment equal to twice her annual base salary then in effect, (ii) twice the maximum short-term incentive bonus payable to her during that fiscal year, and (iii) the immediate vesting of all unvested compensation securities awarded to her.

Mr. Mealer is paid for services to the Company as President and COO through a letter agreement. Pursuant to the agreement, Mr. Mealer is entitled to an annual base salary of US$255,000 and incentive compensation in the form of an annual short-term incentive bonus with a target of US$140,250 for the 2025 fiscal year with the terms to be agreed by the Board annually based on achieving certain corporate objectives. The Company may terminate Mr. Mealer's employment at any time. In the event Mr. Mealer's employment is terminated by the Company without just cause, he will be entitled to a lump sum payment equal to 50% of his annual base salary then in effect, or if he resigns in connection with a Change of Control, he will be entitled to (i) a lump sum payment equal to one time his annual base salary then in effect (twice if he is in office for more than two and a half years), and (ii) one time his maximum short-term incentive bonus payable to him during that fiscal year (twice if he is in office for more than two and a half years).

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Estimated Incremental Payments

The following shows the estimated incremental payments that would be payable to each of the Named Executive Officers of the Company in the event of a termination without cause or change of control of such Named Executive Officer on December 31, 2025.

Name	Estimated Change of Control Payment	Estimated Termination Without Cause Payment
Christian Kargl-Simard	$1,200,000	$1,200,000
Frances Kwong	$744,000	$744,000
Skott Mealer	US$395,250	US$127,500

Oversight and description of director and Named Executive Officer compensation

The objective of the Company's compensation program is to compensate the executive officers for their services to the Company at a level that is both in line with the Company's fiscal resources and competitive with companies at a similar stage of development.

The Company compensates its executive officers based on their skill, qualifications, experience level, level of responsibility involved in their position, the existing stage of development of the Company, the Company's resources, industry practice and regulatory guidelines regarding executive compensation levels. The Board oversees the Company's executive compensation program with advice from the CGCN Committee.

The Board determines director and executive officer compensation and has implemented three levels of compensation to align the interests of the executive officers with those of the Shareholders. First, executive officers may be paid a monthly consulting fee or salary. Second, the Board may award executive officers long term incentives in the form of Options, DSUs, RSUs and PSUs. Finally, and only in special circumstances, the Board may award cash or share bonuses for exceptional performance that results in a significant increase in shareholder value.

The base compensation of the executive officers is reviewed and set annually by the Board. The CEO has substantial input in setting annual compensation levels. The CEO is directly responsible for the financial resources and operations of the Company. In addition, the CEO and the Board from time to time determine the Option, DSU, RSU and PSU grants to be made pursuant to the Company's Share Compensation Plan. Previous grants of Options, DSUs, RSUs and PSUs are taken into account when considering new grants. The Board awards bonuses at its sole discretion. The Board does not have pre-existing performance criteria or objectives.

Compensation for the most recently completed financial year should not be considered an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Company's financial resources and prospects.

Pension Plan Benefits

The Company does not have in place any pension plans that provide for payments or benefits at, following, or in connection with retirement.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company's most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding Options, warrants and rights(2) (b)	Number of securities remaining available for future issuances under equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,385,421	$3.32	7,422,973
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total:	1,385,421	$3.32	7,422,973

Notes:

(1)	Based on 88,083,940 Common Shares outstanding as at December 31, 2025. As at December 31, 2025, there were 763,000 Options, 174,506 DSUs and 447,915 RSUs outstanding, leaving a total of 7,422,973 securities remaining available for issue under the Share Compensation Plan. Pursuant to the Share Compensation Plan, the maximum number of securities that may be granted and awarded shall not exceed 10% of the outstanding Common Shares from time to time.
(2)	This number reflects an average of the weighted-average exercise price of $3.32 for 763,000 Options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year, none of the directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by anyone other than by the directors or executive officers of the Company. See "Employment, Consulting and Management Agreements" above.

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STATEMENT OF CORPORATE GOVERNANCE

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and charged with the day-to-day management of the Company. The Company and its Board consider good corporate governance to be central to the effective and efficient operation of the Company in order that the Company may achieve its goals of enhancing stakeholder value over the long term.

National Policy 58-201 – Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. The Company has reviewed its own corporate governance practices in light of these guidelines. In addition, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") mandates certain disclosure by the Company of its corporate governance practices, which disclosure is set out below.

Board of Directors

The Board currently consists of eight directors, Maryse Bélanger, Christian Kargl-Simard, Dr. Karin Thorburn, Francis Johnstone, Per-Erik Bjørnstad, Frode Nilsen, Richard Colterjohn and Peter Madsen all of whom are independent within the meaning of NI 58-101, other than Christian Kargl-Simard (as detailed below). This determination was made in accordance with applicable Canadian securities laws and in accordance with the corporate governance requirements of the Nasdaq Capital Market ("Nasdaq"), which permit the Company, as a "foreign private issuer" as defined under U.S. federal securities laws, to follow home country corporate governance practices, except as otherwise required by applicable U.S. federal securities laws, and provided that it discloses the material ways in which its corporate governance practices differ from those applicable to U.S. domestic issuers listed on Nasdaq, which such disclosure is available on the Company’s website at www.bluemoonmetals.com. Pursuant to NI 58-101, a director is "independent" if he or she has no direct or indirect "material relationship" with the Company. "Material relationship" is defined as a relationship that could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

Name of Director	Independence Within the Meaning of NI 58-101.
Maryse Bélanger (Chair)	Independent
Christian Kargl-Simard	Not Independent(1)
Dr. Karin Thorburn	Independent
Francis Johnstone	Independent
Per-Erik Bjørnstad	Independent
Frode Nilsen	Independent
Richard Colterjohn	Independent
Peter Madsen	Independent

Notes:

(1)	Mr. Kargl-Simard is not considered to be independent by virtue of the fact that he is the Chief Executive Officer of the Company.

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The independent directors, led by the independent Chair of the Board, exercise their responsibilities for independent oversight of management, and are provided with leadership through their position on the Board and ability to meet independently of management whenever deemed necessary.

Other Directorships

The following table sets forth the directors of the Company who are directors of other reporting issuers:

Name	Name of Reporting Issuers	Markets
Maryse Bélanger	Equinox Gold Corp.	TSX
Christian Kargl-Simard	Surge Copper Corp. NorthX Nickel Corp.	TSXV CSE
Richard Colterjohn	Surge Copper Corp. Roxmore Resources Inc.	TSXV TSX

Orientation and Continuing Education

Orientation of new members of the Board is conducted informally by Management and the other members of the Board. When a new director is appointed or elected to the Board, they will be briefed on the strategic plans, corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing policies of the Company. However, the Company has not adopted formal orientation for new members of the Board, and this is considered to be appropriate, given the Company's size and current level of operations. The Corporate Governance, Compensation and Nominating Committee ("CGCN Committee") has determined that the skills and knowledge of the Board as a whole is such that no formal continuing education process is currently deemed required. However, the CGCN Committee will continue to consider, from time to time, continuing education opportunities that may be appropriate for the Board.

Ethical Business Conduct

Following the recommendation of the CGCN Committee, the Board adopted a Code of Business Ethics and Conduct (the "Code"). The Code provides basic guidelines setting forth the ethical behavior expected from every director and employee of the Company with respect to the use of Company time and assets, protection of confidential information, conflicts of interest, trading in the Company's securities and other matters.

A copy of the Code is available on the Company's website at www.bluemoonmetals.com.

Nomination of Directors

The Board and the CGCN Committee consider the size of the Board each year when considering the number of directors to recommend to the Shareholders for election at the annual general meeting. The Board and the CGCN takes into account the number of directors required to carry out the Board's duties effectively and to maintain diversity of views and experience.

Compensation

The CGCN Committee is responsible for reviewing and determining the adequacy and form of compensation paid to the Company's directors, executives and key employees. The CGCN Committee evaluates the performance of senior management measured against the Company's business goals and industry compensation levels.

Board Committees

At the present time, the Company has an Audit Committee, a CGCN Committee and a Technical Committee.

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Audit Committee

As of the date of this Circular, the Audit Committee is comprised of three members, being Karin Thorburn (Chair), Francis Johnstone and Richard Colterjohn, each of whom was independent within the meaning of National Instrument 52-110 – Audit Committees, and as set forth in Nasdaq Marketplace Rule 5605(c)(2) and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Board has also determined that each member of the Audit Committee satisfies the criteria of "audit committee financial expert" within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended. Information regarding the Audit Committee, including the complete text of the Charter of the Audit Committee, is set forth in the annual information form of the Company dated April 23, 2026, under the heading "Audit Committee".

CGCN Committee

As of the date of this Circular, the CGCN Committee is comprised of three members, being Richard Colterjohn (Chair) Maryse Bélanger and Karin Thorburn, each of whom was independent within the meaning of NI 58-101. The purpose of the Corporate Governance Committee is to oversee and assess the functioning and effectiveness of the Board and to develop and recommend to the Board the implementation of effective corporate governance principles and practices. As noted above, the CGCN Committee also assists the Board to identify candidates for the Board and to recommend that the Board select qualified director candidates, giving consideration to diversity as well as the skills and competencies required to comprise an effective Board, for election at the next annual meeting of shareholders.

In addition, the CGCN Committee is also responsible for developing the overall executive compensation strategy for the Company, including but not limited to, reviewing the Company's compensation practices and policies, including overseeing the equity incentive plans, succession planning, and reviewing and providing advice to the Board in respect of key officers' performance and performance goals. See also "Statement of Corporate Governance – Compensation" and "Statement of Executive Compensation – Oversight and Description of Director and Named Executive Officer Compensation".

Technical Committee

As of the date of this Circular, the Technical Committee is comprised of three members, being Maryse Bélanger (Chair), Francis Johnstone and Frode Nilsen, each of whom was independent within the meaning of NI 58-101. The purpose of the Technical Committee is responsible for providing oversight on technical matters relating to the Company’s current and future mining projects and construction activities, reviewing and recommending to the Board in respect of environmental and health and safety policies and programs. The Technical Committee also provides guidance and strategic direction in respect of other environmental matters and risks (which includes impacts on biodiversity and water quality, engagement with local communities relating to waste management and assess climate-related risks) and health and safety matters and risks (which includes maintenance of plant, equipment and infrastructure and feedback from employees, contractors and local communities and stakeholders relating to site operations).

Assessments

The Board and the CGCN Committee annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board and the CGCN Committee conduct informal surveys of its directors and receive reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

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Diversity

The Board believes that decision-making is enhanced through diversity and will provide the necessary range of perspectives, experiences and expertise for effective stewardship of the Company. In the context of a well-functioning Board, diversity includes viewpoints, background, skills and experiences. The Board also recognizes that gender diversity is an important aspect of diversity and the important role of women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. The Board currently consists of five persons, two of which are women (40%). The Board believes that its directors comprise of an appropriate mix of individuals with financial, mergers and acquisitions, legal, mining background and skills.

The CGCN Committee will continue to review and assess the Board composition, including the level of representation of women and balance of skills, experience, independence and knowledge and its effectiveness. In identifying potential candidates for Board membership, the CGCN Committee considers the selection criteria approved by the Board as well as the requirements of the Board, and such selection criteria are reviewed periodically.

ADDITIONAL INFORMATION

Additional information relating to the Company and its business activities is available on SEDAR+ at www.sedarplus.ca under the Company's issuer profile. The Company's financial information is provided in the Company's Financial Statements and related management's discussion and analysis for its most recently completed financial year, and may also be viewed online at www.sedarplus.ca under the Company's issuer profile and on the Company's corporate website at www.bluemoonmetals.com. Shareholders may request copies of the Company's Financial Statements and related management's discussion and analysis by mail to 220 Bay Street, Suite 550, Toronto, Ontario, M5J 2W4, Attention: Corporate Secretary.

DIRECTORS' APPROVAL

The contents and the sending of the accompanying Notice of Meeting and this Circular have been approved by the Board.

DATED at Toronto, Ontario, this 18th day of June 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

"Christian Kargl-Simard"

Christian Kargl-Simard

Chief Executive Officer

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SCHEDULE "A"

AMENDED AND RESTATED
BLUE MOON METALS INC.
SHARE COMPENSATION PLAN

1.   DEFINITIONS AND INTERPRETATION

1.1 Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a)"1933 Act" means the United States Securities Act of 1933, as amended;

(b)"Administrators" means the Board or such other persons as may be designated by the Board from time to time;

(c)"Affiliate" a company is an "affiliate" of another company if:

(i)one of them is a subsidiary of the other, or

(ii)each of them is controlled by the same person;

(d) "Associate" when used to indicate a relationship with a person, means (a) an issuer of which the person beneficially owns or controls, directly or indirectly, voting securities entitling the person to more than 10% of the voting rights attached to outstanding voting securities of the issuer, (b) any partner of the person, (c) any trust or estate in which the person has a substantial beneficial interest or in respect of which the person serves as trustee or executor or in a similar capacity, or (d) in the case of an individual, a relative of that individual, including (i) a spouse of that individual, or (ii) a relative of that individual's spouse, if the relative has the same home as that individual;

(e)"Award Date" means: (i) for Restricted Share Units, the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1; and (ii) for Deferred Share Units, the date or dates on which an award of Deferred Share Units is made to a Participant in accordance with section 6.14.1;

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(f)"Blackout Period" means the period during which designated Directors, Officers and Employees of the Corporation cannot trade the Common Shares as a result of the bona fide existence of undisclosed material information pursuant to the Corporation's policy respecting restrictions on Directors', Officers' and Employee trading which is in effect at that time (which, for greater certainty, (i) does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject, and (ii) shall expire following the general disclosure of undisclosed material information);

(g)"Board" means the board of directors of the Corporation from time to time;

(h)"Business Day" means each day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Canada;

(i) "Canadian Participant" means a Participant who is a resident of Canada for the purposes of the Income Tax Act (Canada);

(j) "Cash Fees" has the meaning ascribed to that term in subsection 6.1(a);

(k)"Change of Control" means:

(i) the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii)the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation or any parent entity, or

(iii)the completion of a sale whereby all or substantially all of the Corporation's undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(l) "Code" means the U.S. Internal Revenue Code of 1986, as amended;

(m)"Common Shares" means the common shares of the Corporation;

(n)“Consultant” means any person (other than a Director, Officer or Employee of the Corporation or any of its Subsidiaries) engaged by the Corporation or any of its Subsidiaries to render services to such entity who:

(i) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Corporation or to any of its Subsidiaries, other than services provided in relation to an offer or sale of securities of the Corporation in a capital-raising transaction, or services that promote or maintain a market for the Corporation's securities;

(ii)provides the services under a written contract between the Corporation or any of its Subsidiaries and the individual;

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(iii)in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or of any of its Subsidiaries;

(iv)renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Corporation’s securities; and

(v) is a natural person.

(o)"Corporation" means Blue Moon Metals Inc., a corporation existing under the Business Corporations Act (British Columbia) and the successors thereof;

(p)"Discounted Market Price" has the meaning attributed to that term in Policy 1.1 of the TSXV, provided that, if the Common Shares are listed on the TSX, the Discounted Market Price shall be equal to the Market Price (and no discount shall apply unless otherwise permitted by the TSX);

(q)"Deferred Share Unit" or "DSU" means any right granted under Article 6 of this Plan;

(r)"Deferred Share Unit Agreement" has the meaning ascribed to that term in section 3.2;

(s)"Director" means a director (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

(t)"Director Fees" means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

(u)"DSU Account" has the meaning ascribed to that term in section 6.8.

(v)"Effective Date" means [●], 2026;

(w)"Electing Person" means a Participant who is, on the applicable Election Date, a Director who is not an Employee;

(x)"Elected Amount" has the meaning set forth in subsection 6.1(a);

(y)"Election Date" means the date on which the Electing Person files an Election Notice in accordance with subsection 6.1(b);

(z)"Election Notice" has the meaning set forth in subsection 6.1(b);

(aa)       "Eligible Person" means any Director, Officer, Employee, Management Company Employee or Consultant to whom an award has been granted under this Plan;

(bb)"Employee" means an individual who:

(i)is considered an employee of the Corporation or a Subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(ii)works full-time or part-time on a regular weekly basis for the Corporation or a Subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such Subsidiary, and, for greater certainty, includes any Executive Chairman of the Corporation.

(cc)"Event of Termination" means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary, whether with or without cause and whether with or without reason), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

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(dd)"Exchange" means any stock exchange or quotation system in Canada or the United States on which the Common Shares are listed on or through which the Common Shares are listed or quoted;

(ee) "Exercise Price" means the price at which a Common Share may be purchased pursuant to the exercise of an Option;

(ff) "Grant Date" means the date on which a grant of Options is made to a Participant in accordance with section 5.1;

(gg)"In-the-Money Amount" has the meaning ascribed to that term in subsection 5.7(c);

(hh)"insider" means the following classes of persons:

(i) a director or officer of the Corporation,

(ii)a director or an officer of a person that is an insider or a subsidiary of the Corporation;

(iii)a person that has

A.beneficial ownership of, or control or direction over, directly or indirectly, securities of the Corporation carrying more than 10% of the voting rights attached to all the Corporation’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution, or

B.a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of the Corporation carrying more than 10% of the voting rights attached to all the Corporation’s outstanding voting securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution;

(iv)the Corporation if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security;

(ii)"Insider Participant" means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(jj) "Investor Relations Activities" means any activities, by or on behalf of the Corporation or shareholder of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)  the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation:

A.to promote the sale of products or services of the Corporation, or

B.to raise public awareness of the Corporation, that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation;

(ii) activities or communications necessary to comply with the requirements of:

A.applicable Securities Laws;

B.the by-laws, rules or other regulatory instruments of the Exchange or any other self- regulatory body or exchange having jurisdiction over the Corporation;

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(iii) communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

 A.the communication is only through the newspaper, magazine or publication, and

 B.the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

 (iv)activities or communications that may be otherwise specified by the Exchange;

(kk)"Investor Relations Service Provider" all includes any Consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities;

(ll) "Management Company Employee" means an individual employed by a company providing management services to the Corporation, which services are required for the ongoing successful operation of the business enterprise of the Corporation;

(mm)"Market Price" means (i) if the Common Shares are listed on the TSXV, the "Market Price" as such term is defined in Policy 1.1 of the TSXV, (ii) if the Common Shares are listed on the TSX, the "Market Price" as such term is defined in Part I of the TSX Company Manual, (iii) if the Common Shares are listed on a stock exchange in the United States, the closing price of the Common Shares on such exchange on the trading day immediately preceding the relevant date, or (iv) if the Common Shares are not listed on a stock exchange, the Market Price shall be determined in good faith by the Administrators and such determination shall be conclusive and binding;

(nn) "Offer" means a bona fide arm's length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(oo)"Officer" means (as defined under Securities Laws) of the Corporation or of any of its Subsidiaries;

(pp)"Option" means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(qq)"Option Agreement" has the meaning ascribed to that term in section 3.2;

(rr) "Option Exercise Notice" has the meaning ascribed to that term in section 5.5;

(ss)"Participant" means an Eligible Person selected by the Administrators to participate in the Plan in accordance with section 3.1 hereof;

(tt) "Payout Date" means the day on which the Corporation pays to a Participant the Market Price of the Restricted Share Units that have become vested and payable;

(uu) "Plan" means this Amended & Restated Blue Moon Metals, Inc. Share Compensation Plan, as amended, replaced or restated from time to time;

(vv) "Reserved for Issuance" refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(ww)"Restricted Share Unit" means a right granted to a Participant in accordance with section 4.1 hereof as compensation for employment or consulting services or services as a Director or Officer to receive, for no additional cash consideration, one Common Share or a lump sum payment in cash that becomes vested in accordance with section 4.3;

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(xx)"Restricted Share Unit Agreement" has the meaning ascribed to that term in section 3.2;

(yy)"RSU Account" has the meaning attributed to that term in section 4.8;

(zz) "Securities Laws" means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Corporation, including without limitation the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

(aaa)"Security Based Compensation" means any Options and Restricted Share Units granted or issued under this Plan but, as the context requires, also includes any deferred share unit, performance share unit, restricted share unit, securities for services, stock appreciation right, stock option, stock purchase plan, any security purchase from treasury by a Participant which is financially assisted by the Corporation by any means whatsoever, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation from treasury to an Eligible Person under any other Share Compensation Arrangement, and for greater certainty, does not include:

(i)arrangements which do not involve the issuance from treasury or potential from treasury of securities of the Corporation;

(ii)arrangements under which Security Based Compensation is settled solely in cash and/or securities purchased on the secondary market; and

(iii)Shares for Services and shares for debt arrangements under Policy 4.3 of the TSXV that have been conditionally accepted by the Exchange prior to November 24, 2021 (applicable only for so long as the Common Shares are listed on the TSXV);

(bbb)"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to Directors, Officers, Employees or Consultants of the Corporation and any of its Subsidiaries;

(ccc) "Shares for Services" has the meaning ascribed to that phrase in Policy 4.3 - Share for Debt of the TSXV (applicable only for so long as the Common Shares are listed on the TSXV);

(ddd)"Subsidiary" has the meaning ascribed thereto in the Securities Act (British Columbia) and "Subsidiaries" shall have a corresponding meaning;

(eee) "Termination Date" means the date a Participant ceases to be an Eligible Person and, unless otherwise provided herein, does not include any period of statutory, contractual or reasonable notice or any period of salary continuance or deemed employment. Notwithstanding the foregoing, in the case of a U.S. Participant, a Participant's "Termination Date" will be the date the Participant experiences a "separation from service" (as defined in Treas. Reg. 1.409A-1(h)) with the Corporation or any of its Subsidiaries.

(fff)  "TSX" means Toronto Stock Exchange;

(ggg) "TSXV" means the TSX Venture Exchange;

(hhh)"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(iii)"U.S. Participant" means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the Code and any other Participant who is subject to tax under the Code with respect to compensatory awards granted pursuant to the Plan;

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(jjj) "U.S. Person" means a "U.S. person", as such term is defined in Regulation S under the 1933 Act;

(kkk)"Withholding Obligations" has the meaning ascribed to that term in section 4.6; and

(lll) "VWAP" means the volume weighted average trading price of the Common Shares on the Exchange calculated by dividing the total value by the total volume of such securities trade for the five trading days immediately preceding the relevant date. Where appropriate, the Exchange may exclude internal crosses and certain other special terms trades from the calculation.

1.2 Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4 References to this Plan: The words "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5 Currency: All references in this Plan or in any agreement entered into under this Plan to "dollars", "$" or lawful currency shall be references to Canadian dollars, unless the context otherwise requires.

2. PURPOSE AND ADMINISTRATION OF THE PLAN

2.1 Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, and its shareholders by: (i) ensuring that the interests of Eligible Persons are aligned with the success of the Corporation and its Subsidiaries; (ii) encouraging stock ownership by Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate Eligible Persons.

2.2 Common Shares Subject to the Plan:

(a) General: This Plan is a "rolling up to 10%" omnibus plan whereby the total number of Common Shares that are issuable pursuant to all Security Based Compensation granted or awarded hereunder, in aggregate, is equal to up to a maximum of 10% of the issued and outstanding Common Shares as of the date of grant or award (together with any Common Shares issuable pursuant to any other Share Compensation Arrangement). For greater certainty, any Restricted Share Units and Deferred Share Units that must be settled in cash in accordance with the Restricted Share Unit Agreement and the Deferred Share Unit Agreement approved by the Administrators at the time of grant shall not count towards the maximum of 10% of issued and outstanding Common Shares reserved under this Plan as required by the policies of the Exchange.

(b) Limits for Individuals: Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan to any one Participant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to the Participant; provided that, if the Common Shares are listed on the TSX, such limit shall be 10% of the issued and outstanding Common Shares in accordance with Section 613 of the TSX Company Manual.

(c) Limits for Consultants: For so long as the Common Shares are listed on the TSXV, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan in any 12 month period to any one Consultant (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 2% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to the Consultant.

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(d) Limits for Investor Relations Service Providers: For so long as the Common Shares are listed on the TSXV, the maximum aggregate number of Common Shares issuable pursuant to all Options granted to all Investor Relations Service Providers under the Plan in any 12 month period in aggregate shall not exceed 2% of the issued and outstanding Common Shares, calculated as at the date any Option is granted to such Investor Relations Services Provider; provided, that Options granted to any and all Investor Relations Service Providers must vest in stages over a period of not less than 12 months such that:

(i) no more than 1/4 of the Options vest no sooner than three months after the Options were granted;

(ii) no more than 1/4 of the Options vest no sooner than six months after the Options were granted;

(iii) no more than 1/4 of the Options vest no sooner than nine months after the Options were granted; and

(iv) the remainder of the Options vest no sooner than 12 months after the Options were granted.

2.3 Other Terms of the Plan

All Security Based Compensation granted or issued hereunder is non-assignable and non-transferable.

Unless the Corporation obtains disinterested shareholder approval, the maximum aggregate number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan to Insider Participants as a group (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the issued and outstanding Common Shares at any point in time.

Unless the Corporation obtains disinterested shareholder approval, the maximum number of Common Shares issuable pursuant to all Security Based Compensation granted or issued under the Plan in any 12 month period to Insider Participants as a group (together with those Common Shares issuable pursuant to any other Share Compensation Arrangement) shall not exceed 10% of the issued and outstanding Common Shares, calculated as at the date that such Security Based Compensation is granted or issued to any Insider Participant.

For greater certainty, for so long as the Common Shares are listed on the TSXV, Investor Relations Service Providers may not receive any Security Based Compensation other than Options.

Any Security Based Compensation granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee must expire within 12 months following the date the Participant ceases to be an Eligible Person under the Plan.

2.4 Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Nomination, Compensation and Corporate Governance Committee of the Board. Subject to any limitations of the Plan, the Administrators shall have the power and authority to:

(a) adopt rules and regulations for implementing the Plan;

(b) determine the eligibility of persons to participate in the Plan in accordance with section 3 herein;

(c) determine when Restricted Share Units, Options and Deferred Share Units to Eligible Persons shall be awarded or granted, the number of Restricted Share Units, Options and Deferred Share Units to be awarded or granted, the vesting criteria for each award of Restricted Share Units, the vesting period for each grant of Options and the vesting period for each award of Deferred Share Units;

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(d) interpret and construe the provisions of the Plan and any agreement or instrument under the Plan;

(e) require that any Participant provide certain representations, warranties and certifications to the Corporation to satisfy the requirements of applicable laws, including without limitation, exemptions from the registration requirements of the 1933 Act and applicable state securities laws; and

(f) make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3. ELIGIBILITY AND PARTICIPATION IN PLAN

3.1 The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof. Deferred Share Units may be awarded only to Directors who are not Employees in accordance with the provisions hereof. The Corporation and each Participant acknowledge that they are responsible for ensuring and confirming that such Participant is a bona fide Eligible Person entitled to receive Options, Restricted Share Units or Deferred Share Units, as the case may be.

3.2 Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a restricted share unit agreement ("Restricted Share Unit Agreement") between the Corporation and the Participant, substantially in the form set out in Exhibit A or in such other form as the Administrators may approve from time to time. All Options granted hereunder shall be evidenced by an option agreement ("Option Agreement") between the Corporation and the Participant, substantially in the form as set out in Exhibit B or in such other form as the Administrators may approve from time to time. All Deferred Share Units awarded hereunder shall be evidenced by a deferred share unit agreement ("Deferred Share Unit Agreement") between the Corporation and the Participant, substantially in the form set out in Exhibit D or in such other form as the Administrators may approve from time to time.

4. AWARD OF RESTRICTED SHARE UNITS

4.1 Award of Restricted Share Units: The Administrators may, at any time and from time to time, award Restricted Share Units to Eligible Persons (other than Eligible Persons providing Investor Relations Activities). In awarding any Restricted Share Units, the Administrators shall determine:

(a) to whom Restricted Share Units pursuant to the Plan will be awarded;

(b) the number of Restricted Share Units to be awarded and credited to each Participant's RSU Account;

(c) the Award Date; and

(d) subject to section 4.3 hereof, the applicable vesting criteria.

Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant's RSU Account effective as of the Award Date.

4.2 Restricted Share Unit Agreement: Upon the award of each Restricted Share Unit to a Participant, a Restricted Share Unit Agreement shall be delivered by the Administrators to the Participant.

4.3 Vesting:

(a) Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall, subject to Exchange rules, determine in their sole discretion the vesting criteria applicable to such Restricted Share Units provided that, subject to sections 4.7(c) and 7.1(a), no Restricted Share Units may vest before the date that is one year following the date of grant or issue.

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(b) For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares (or cash equivalent) to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation's performance and/or the Market Price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c) Each Restricted Share Unit shall be subject to vesting in accordance with the terms set out in the Restricted Share Unit Agreement.

(d) Notwithstanding anything to the contrary in this Plan, all vesting and issuances or payments, as applicable, in respect of a Restricted Share Unit shall be completed no later than December 15 of the third calendar year commencing after the Award Date for such Restricted Share Unit.

4.4 Blackout Periods: Should the date of vesting of a Restricted Share Unit fall within a Blackout Period formally imposed by the Corporation, such date of vesting shall be automatically extended without any further act or formality to that date which is the fifth Business Day after the end of the Blackout Period, such fifth Business Day to be considered the date of vesting for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 7.3 hereof, the five Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5 Vesting and Settlement: As soon as practicable after the relevant date of vesting of any Restricted Share Units awarded under the Plan and with respect to a U.S. Participant, no later than 60 days thereafter, but subject to subsection 4.3(d), a Participant shall be entitled to receive and the Corporation shall issue or pay (at its discretion):

(a) a lump sum payment in cash equal to the number of vested Restricted Share Units recorded in the Participant's RSU Account multiplied by the VWAP of the Common Shares on the Payout Date; provided that, for so long as the Common Shares are listed on the TSXV, the VWAP used for purposes of this section shall not be less than the Discounted Market Price on the Payout Date, and, for so long as the Common Shares are listed on the TSX, the VWAP used for purposes of this section shall not be less than the Market Price on the Payout Date or such other minimum price as may be permitted by the TSX;

(b) the number of Common Shares required to be issued to a Participant upon the vesting of such Participant's Restricted Share Units in the Participant's RSU Account, duly issued as fully paid and non-assessable shares and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares; or

(c) any combination of the foregoing.

4.6 Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit in connection with this Plan, any Restricted Share Units or any issuance of Common Shares ("Withholding Obligations"). Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting of any Restricted Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Restricted Share Units of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on vesting of any Restricted Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant. This section will not supersede the requirements under TSXV Policy 4.4 nor potentially result in the alteration of the exercise price.

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4.7 Rights Upon an Event of Termination:

(a) Subject to section 7.1(a), if an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant's RSU Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof. With respect to each Restricted Share Unit of a U.S. Participant, such Restricted Share Unit will be settled and shares issued as soon as practicable following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement, but in all cases within 60 days following such date of vesting.

(b) If an Event of Termination has occurred in respect of any Participant, any unvested Restricted Share Units in the Participant's RSU Account shall, unless otherwise determined by the Administrators in their discretion or otherwise agreed to by the Corporation in an employment agreement or consulting agreement with an Eligible Person, and subject to the requirements of the Exchange (including, for so long as the Common Shares are listed on the TSXV, section 4.6 of TSXV Policy 4.4), vest and be settled before the earlier of (i) the vesting schedule set out in the applicable Restricted Share Unit Agreement and (ii) 12 months after the date of the Event of Termination. Subject to section 7.13, with respect to any Restricted Share Unit of a U.S. Participant, if the Administrators determine, in their discretion, to waive vesting conditions applicable to a Restricted Share Unit that is unvested at the time of an Event of Termination, such Restricted Share Unit shall not be forfeited or cancelled, but instead will be deemed to be vested and settled and shares delivered following the date of vesting of such Restricted Share Unit as set forth in the applicable Restricted Share Unit Agreement.

(c) If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Restricted Share Units in accordance with this section 4.7: (i) each Participant must designate a beneficiary to receive such Security Based Compensation in the event of the Participant’s death; and (ii) such Security Based Compensation must be paid to the designated beneficiary no later than the later of (A) the end of the calendar year in which the Participant’s death occurs, or (B) 2.5 months following the date of the Participant’s death.

(d) Subject to section 7.1(a) and the requirements of the Exchange (including, for as long as the Common Shares are listed on the TSXV, section 4.6 of TSXV Policy 4.4), notwithstanding the foregoing subsection 4.7(b), if a Participant retires in accordance with the Corporation's retirement policy, at such time, any unvested performance-based Restricted Share Units in the Participant's RSU Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Restricted Share Unit Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(e) Notwithstanding the foregoing subsection 4.7(b), for greater certainty, if a Participant's employment is terminated for just cause or if a Participant resigns without good reason, each unvested Restricted Share Unit in the Participant's RSU Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(f) For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.8 Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an "RSU Account"). Each RSU Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.7 hereof, the applicable Restricted Share Units credited to the Participant's RSU Account will be cancelled.

4.9 Record Keeping: The Corporation shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Restricted Share Units credited to each Participant's RSU Account;

(c) any and all adjustments made to Restricted Share Units recorded in each Participant's RSU Account; and

(d) any other information which the Corporation considers appropriate to record in such records.

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5.GRANT OF OPTIONS

5.1Grant of Options: The Administrators may at any time and from time to time grant Options to Eligible Persons. In granting any Options, the Administrators shall determine, subject to the limitations set out in section 2.2 hereof and Exhibit A attached hereto:

(a)                 to whom Options pursuant to the Plan will be granted;

(b)                 the number of Options to be granted, the Grant Date and the Exercise Price of each Option;

(c)                 subject to section 5.4 hereof, the expiration date of each Option; and

(d)                 subject to section 5.3 hereof, the applicable vesting criteria,

provided, however that the Exercise Price for a Common Share pursuant to any Option shall not be less than (i) if the Common Shares are listed on the TSXV, the Discounted Market Price on the Grant Date in respect of that Option, or (ii) if the Common Shares are listed on the TSX, the Market Price on the Grant Date in respect of that Option, and in each case with respect to Options granted to U.S. Participants, the Exercise Price shall not be less than the closing price of the Common Shares on any exchange in Canada or the United States where Common Shares are listed on the last trading day prior to the Grant Date. If the Common Shares are listed on the TSXV and the Corporation does not issue a news release to announce the grant and the exercise price of an Option, the Discounted Market Price is the last closing price of the Common Shares before the date of grant of the Option less the applicable discount. Special provisions applicable to U.S. Participants may be found in Exhibit A attached hereto.

5.2Option Agreement: Upon each grant of Options to a Participant, an Option Agreement shall be delivered by the Administrators to the Participant.

5.3 Vesting:

(a)Subject to subsection 2.2(d) above with respect to grants to Eligible Persons providing Investor Relations Activities, at the time of the grant of any Options, the Administrators shall determine, in accordance with applicable vesting requirements of the Exchange, the vesting criteria applicable to such Options.

(b)The Administrators may determine when any Option will become exercisable and may determine that Options shall be exercisable in instalments or pursuant to a vesting schedule. The Option Agreement will disclose any vesting conditions prescribed by the Administrators.

5.4Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the Grant Date. Should the term of an Option expire on a date that falls within a Blackout Period formally imposed by the Corporation, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding section 7.3 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board. Special provisions applicable to U.S. Participants may be found in Exhibit A attached hereto.

5.5 Exercise of Option:

Options that have vested in accordance with the provisions of this Plan and the applicable Option Agreement may be exercised at any time, or from time to time, during their term and subject to the provisions of sections 5.6, 5.7, 5.8 and 5.10 hereof as to any number of whole Common Shares that are then available for purchase thereunder; provided that no partial exercise may be for less than 100 whole Common Shares. Options may be exercised by delivery of a written notice of exercise to the Administrators, substantially in the form attached to this Plan as Exhibit C (the "Option Exercise Notice"), with respect to the Options, or by any other form or method of exercise acceptable to the Administrators.

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5.6Regular Exercise; Payment and Issuance:

(a)Upon actual receipt by the Corporation or its agent of the materials required by subsection 5.5 and receipt by the Corporation of cash, a cheque, bank draft or other form of acceptable payment for the aggregate exercise price, the number of Common Shares in respect of which the Options are exercised will be issued as fully paid and non-assessable shares and the Participant exercising the Options shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares which are subject to Options until that person or entity becomes the holder of record of those Common Shares. No Common Shares will be issued by the Corporation prior to the receipt of payment by the Corporation for the aggregate Exercise Price for the Options being exercised.

(b)Without limiting the foregoing, and unless otherwise determined by the Administrators or not compliant with any applicable laws, (i) cashless exercise of Options shall only be available to a Participant who was granted and is exercising such Options outside the United States as a non-U.S. Person in compliance with Regulation S under the 1933 Act at a time when the Common Shares are listed and posted for trading on an Exchange or market in Canada that permits cashless exercise, the Participant intends to immediately sell the Common Shares issuable upon exercise of such Options in Canada and the proceeds of sale will be sufficient to satisfy the Exercise Price of the Options, and (ii) if an eligible Participant elects to exercise the Options through cashless exercise and complies with any relevant protocols approved by the Administrators, a sufficient number of the Common Shares issued upon exercise of the Options will be sold in Canada by a designated broker on behalf of the Participant to satisfy the Exercise Price of the Options, the Exercise Price of the Options will be delivered to the Corporation and the Participant will receive only the remaining unsold Common Shares from the exercise of the Options and the net proceeds of the sale after deducting the Exercise Price of the Options, applicable taxes and any applicable fees and commissions, all as determined by the Administrators from time to time. The Corporation shall not deliver the Common Shares issuable upon a cashless exercise of Options until receipt of the Exercise Price therefore, whether by a designated broker selling the Common Shares issuable upon exercise of such Options through a short position or such other method determined by the Administrators in compliance with applicable laws.

5.7 Cashless Exercise: Subject to prior approval by the Administrators, and provided that the Common Shares are listed and posted for trading on an Exchange or market that permits cashless exercise, a Participant may elect cashless exercise in its Option Exercise Notice. In such case, the Participant will not be required to deliver to the Administrators a cheque or other form of payment for the aggregate Exercise Price referred to above. Instead, the following provisions will apply:

(a)Whereby the Corporation has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Common Shares underlying the Options. The brokerage firm then sells a sufficient number of Common Shares to cover the Exercise Price of the Options in order to repay the loan made to the Participant. The brokerage firm receives an equivalent number of Common Shares from the exercise of the Options and the Participant then receives the balance of Common Shares or the cash proceeds from the balance of such Common Shares.

(b)Before the relevant trade date, the Participant will deliver the Option Exercise Notice including details of the trades to the Corporation electing the cashless exercise and the Corporation will direct its registrar and transfer agent to issue a certificate for such Participant's Common Shares in the name of the broker (or as the broker may otherwise direct) for the number of Common Shares issued on the exercise of the Options, against payment by the broker to the Corporation of (i) the Exercise Price for such Common Shares; and (ii) the amount the Corporation determines, in its discretion, is required to satisfy the Corporation withholding tax and source deduction remittance obligations in respect of the exercise of the Options and issuance of Common Shares.

(c)The broker will deliver to the Participant the remaining value of the Options, net of any brokerage commission or other expenses (the "In-the-Money Amount"), in either (i) cash in an amount equal to the In-the-Money-Amount, or (b) such number of Common Shares (rounded down to the nearest whole number) having a fair Market Price equal to the In-the-Money Amount, plus a cash amount equal to the fraction of a Common Share that would otherwise be issuable multiplied by the fair Market Price of a Common Share.

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5.8 Net Exercise: Subject to prior approval by the Administrators, a Participant, excluding Investor Relations Service Providers, may elect to surrender for cancellation to the Corporation any vested Options being exercised and the Corporation will issue to the Participant, as consideration for the surrender of such Options, that number of Common Shares (rounded down to the nearest whole Common Share) on a net issuance basis in accordance with the following formula below:

X	=	Y (A - B)
A

where:

X = The number of Common Shares to be issued to the Participant in consideration for the net exercise of the Options under this section 5.8;

Y = The number of vested Options with respect to the vested portion of the Option to be surrendered for cancellation;

A = The VWAP of the Common Shares; and

B = The Exercise Price for such Options.

The Corporation may elect to forego any deduction in accordance with subsection 110(1.1) of the Income Tax Act (Canada) with respect to Options settled on a net exercise basis.

In the event of a cashless exercise or net exercise, the number of Options exercised, surrendered or converted, and not the number of Common Shares actually issued by the Corporation, must be included in calculating the limits set forth in sections 2.2(a), 2.2(b), 2.2(c), 2.2(d) and 2.3.

5.9Taxes and Source Deductions: The Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Options or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit, pursuant to the Withholding Obligations, from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the exercise of any Options or the issue of any Common Shares; or (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on the exercise of Options may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant. Special provisions applicable to U.S. Participants may be found in Exhibit A attached hereto. This section will not supersede the requirements under TSXV Policy 4.4 nor potentially result in the alteration of the exercise price.

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5.10Rights Upon an Event of Termination:

(a) If an Event of Termination has occurred in respect of a Participant, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, vest before the earlier of (i) the vesting schedule set out in the applicable Option Agreement and (ii) 12 months after the date of the Event of Termination. There can be no acceleration of the vesting requirements applicable to Options granted to an Investor Relations Service Provider without the prior written approval of the Exchange.

(b)Except as otherwise stated herein or otherwise determined by the Administrators in their discretion or otherwise agreed to by the Corporation in an employment agreement or consulting agreement with an Eligible Person (provided such determination does not exceed a maximum of one year), upon the occurrence of an Event of Termination in respect of a Participant, any vested Options granted to the Participant that are available for exercise may be exercised only before the earlier of:

(i)                  the expiry of the Option; and

(ii)                six months after the date of the Event of Termination.

(c)Notwithstanding the foregoing subsections 5.10(a) and 5.10(b), if a Participant's employment is terminated for just cause or if a Participant resigns without good reason, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d)For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

(e)If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Options in accordance with this section 5.10, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

5.11Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a) the name and address of each holder of Options;

(b) the number of Common Shares subject to Options granted to each holder of Options;

(c) the term of the Option and Exercise Price, including adjustments for each Option granted; and

(d) any other information which the Corporation considers appropriate to record in such register.

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6.AWARD OF DEFERRED SHARE UNITS

6.1 Award of Deferred Share Units:

(a)The Administrators may fix, from time to time, a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person may be given, subject to the conditions stated herein, the right to elect in accordance with section 6.1(b) to participate in the grant of additional DSUs pursuant to this Article 6. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 6 shall receive their Elected Amount (as that term is defined below) in the form of DSUs in lieu of cash. The "Elected Amount" shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that are otherwise intended to be paid in cash (the "Cash Fees").

(b) Each Electing Person who elects to receive their Elected Amount in the form of DSUs in lieu of cash will be required to file a notice of election in the form of Exhibit E hereto (the "Election Notice") with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the compensation are performed (other than for Director Fees payable for the 2024 financial year to any Electing Person who is not a U.S. Participant as of the date of this Plan, in which case such Electing Person shall file the Election Notice by the date that is 30 days from the Effective Date of the Plan with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Participant, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of an existing Electing Person who is a U.S. Participant as of the effective date of this Plan and who was not eligible to participate in the Predecessor Plan or in any other deferred compensation plan required to be aggregated with this Plan for purposes of Section 409A of the Code, an initial Election Notice may be filed by the date that is 30 days from the Effective Date only with respect to compensation paid for services to be performed after the Election Date; and in the case of a newly appointed Electing Person who is a U.S. Participant, an Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the Election Date. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)Subject to subsection 6.1(d), the election of an Electing Person under subsection 6.1(b) shall be deemed to apply to all Cash Fees that would be paid subsequent to the filing of the Election Notice, and such Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)Each Electing Person who is not a U.S. Participant is entitled once per calendar year to terminate his or her election to receive DSUs in lieu of Cash Fees by filing with the Chief Financial Officer of the Corporation a notice in the form of Exhibit F hereto. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a Blackout Period. Thereafter, any portion of such Electing Person's Cash Fees payable or paid in the same calendar year and, subject to complying with subsection 6.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 6, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs in lieu of cash again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Participant to receive the Elected Amount in DSUs in lieu of cash for any calendar year is irrevocable for that calendar year after the expiration of the election period for that year, and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Exhibit G is delivered.

(e)Any DSUs granted pursuant to this Article 6 prior to the delivery of a termination notice pursuant to Section 6.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 6 will be calculated by dividing (i) the amount of any compensation that is to be paid in DSUs (including Director Fees and any Elected Amount), as determined by the Administrator, by (ii) the VWAP of the Common Shares on the Award Date; provided that, for so long as the Common Shares are listed on the TSXV, the VWAP used for purposes of this section shall not be less than the Discounted Market Price on the Award Date, and, for so long as the Common Shares are listed on the TSX, the VWAP used for purposes of this section shall not be less than the Market Price on the Award Date or such other minimum price as may be permitted by the TSX.

(g)In addition to the foregoing, the Administrators may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Administrators may prescribe, award DSUs to any Participant.

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6.2Deferred Share Unit Agreement: Upon the award of each Deferred Share Unit to a Participant, a Deferred Share Unit Agreement shall be delivered by the Administrators to the Participant.

6.3Vesting: Subject to sections 6.7 and 7.1(a), Deferred Share Units shall vest on the date that is 12 months following the date of grant or issue.

6.4Blackout Periods: Should the date of vesting of a Deferred Share Unit fall within a Blackout Period formally imposed by the Corporation, such date of vesting shall be automatically extended without any further act or formality to that date which is the fifth Business Day after the end of the Blackout Period, such fifth Business Day to be considered the date of vesting for such Deferred Share Unit for all purposes under the Plan. Notwithstanding section 7.3 hereof, the five Business Day period referred to in this section 6.4 may not be extended by the Board.

6.5Settlement:

(a)DSUs shall be settled on the date established in the Deferred Share Unit Agreement; provided, however that in no event shall a DSU be settled prior to a Participant's Termination Date, or, later than one (1) year following the date of the applicable Participant's Termination Date. If the Deferred Share Unit Agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the Participant's Termination Date, subject to the delay that may be required pursuant to the Code in the case of a U.S. Participant. Subject to the Code in the case of a U.S. Participant, and except as otherwise provided in a Deferred Share Unit Agreement, on the settlement date for any DSU, each vested DSU will be redeemed for:

(i)one fully paid and non-assessable Common Share issued from treasury to the Participant or as the Participant may direct, or

(ii)a cash payment, or

(iii)a combination of Common Shares and cash as contemplated by paragraphs (i) and (ii) above,

(iv)in each case as determined by the Administrators in their discretion.

(b)Any cash payments made under this section 6.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the VWAP of the Common Shares as at the settlement date.

(c)Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation's payroll in the pay period that the settlement date falls within.

6.6Taxes and Source Deductions: the Corporation or an affiliate of the Corporation may take such reasonable steps for the deduction and withholding of any taxes and other required source deductions which the Corporation or the affiliate, as the case may be, is required by any law or regulation of any governmental authority whatsoever to remit pursuant to the Withholding Obligations in connection with this Plan, any Deferred Share Units or any issuance of Common Shares. Without limiting the generality of the foregoing, the Corporation may, at its discretion: (i) deduct and withhold those amounts it is required to remit pursuant to the Withholding Obligations from any cash remuneration or other amount payable to the Participant, whether or not related to the Plan, the vesting or settlement of any Deferred Share Units or the issue of any Common Shares; (ii) allow the Participant to make a cash payment to the Corporation equal to the amount required to be remitted, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant; or (iii) settle a portion of vested Deferred Share Units of a Participant in cash equal to the amount the Corporation is required to remit, pursuant to the Withholding Obligations, which amount shall be remitted by the Corporation to the appropriate governmental authority for the account of the Participant. Where the Corporation considers that the steps undertaken in connection with the foregoing result in inadequate withholding or a late remittance of taxes, the delivery of any Common Shares to be issued to a Participant on settlement of any Deferred Share Units may be made conditional upon the Participant (or other person) reimbursing or compensating the Corporation or making arrangements satisfactory to the Corporation for the payment to it in a timely manner of all taxes required to be remitted, pursuant to the Withholding Obligations, for the account of the Participant. This section will not supersede the requirements under TSXV Policy 4.4 nor potentially result in the alteration of the exercise price.

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6.7Rights Upon an Event of Termination:

(a)Subject to section 7.1(a), if an Event of Termination has occurred in respect of any Participant, any and all Common Shares corresponding to any vested Deferred Share Units in the Participant's DSU Account shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 6.5 hereof.

(b)If an Event of Termination has occurred in respect of any Participant, any unvested Deferred Share Units in the Participant's DSU Account shall, unless otherwise determined by the Administrators in their discretion or otherwise agreed to by the Corporation in an agreement with an Eligible Person, and subject to the requirements of the Exchange (including, for so long as the Common Shares are listed on the TSXV, section 4.6 of TSXV Policy 4.4), vest and be settled before the earlier of (i) the vesting schedule set out in the applicable Deferred Share Unit Agreement and (ii) 12 months after the date of the Event of Termination.

(c)If an Event of Termination involving the death of a Participant occurs and such Participant is entitled to any Deferred Share Units in accordance with this section 6.7, the heirs or administrators of such Participant must claim such Security Based Compensation within one year of the Participant's death.

(d)Subject to section 7.1(a) and the requirements of the Exchange (including, for so long as the Common Shares are listed on the TSXV section 4.6 of TSXV Policy 4.4), notwithstanding the foregoing subsection (b), if a Participant retires in accordance with the Corporation's retirement policy, at such time, any unvested performance-based Deferred Share Units in the Participant's DSU Account shall not be forfeited by the Participant or cancelled and instead shall be eligible to become vested in accordance with the vesting conditions set forth in the applicable Deferred Share Unit Agreement after such retirement (as if retirement had not occurred), but only if the performance vesting criteria, if any, are met on the applicable date.

(e)Notwithstanding the foregoing subsection 6.7(b), for greater certainty, if a Participant's employment is terminated for just cause or if a Participant resigns without good reason, each unvested Deferred Share Unit in the Participant's DSU Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(f)For the purposes of this Plan and all matters relating to the Deferred Share Units, the date of the Event of Termination shall be determined without regard to any applicable severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

6.8Deferred Share Unit Account: A separate notional account for Deferred Share Units shall be maintained for each Participant (which, for greater certainty includes Electing Persons) (a "DSU Account"). Each DSU Account will be credited with Deferred Share Units awarded to the Participant from time to time pursuant to section 6.1 hereof by way of a bookkeeping entry in the books of the Corporation.

6.9Record Keeping: the Corporation shall maintain records in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Deferred Share Units credited to each Participant's DSU Account;

(c) any and all adjustments made to Deferred Share Units recorded in each Participant's DSU Account; and

(d) any other information which the Corporation considers appropriate to record in such records.

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7.  GENERAL

7.1Effective Date of Plan: The Plan shall be effective as of the Effective Date.

(a)Change of Control:

If there is a Change of Control transaction then, notwithstanding any other provision of this Plan except subsection 4.3(d) which will continue to apply in all circumstances, any or all unvested Restricted Share Units, any or all Options (whether or not currently exercisable) and any or all unvested Deferred Share Units shall automatically vest or become exercisable, as applicable, such that Participants under the Plan shall be able to participate in the Change of Control transaction, including, at the election of the holder thereof, by surrendering such Restricted Share Units, Options and Deferred Share Units to the Corporation or a third party or exchanging such Restricted Share Units, Options or Deferred Share Units, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion, subject to any necessary Exchange approvals. For greater certainty, the occurrence of a Change of Control will not trigger the right of a Participant to receive a payment in respect of a Deferred Share Unit prior to a Termination Date for such Participant. For clarity, Restricted Share Units, Options or Deferred Share Units of a Participant will only be accelerated as contemplated in this subsection 7.1(a) if such Participant ceases to be an Eligible Person in connection with the Change of Control. Notwithstanding the foregoing, with respect to Options of U.S. Participants, any exchange, substitution or amendment of such Options will occur only to the extent and in a manner that will not result in the imposition of taxes under Section 409A of the Code, and with respect to Restricted Share Units or Deferred Share Units, as applicable, of U.S. Participants, any surrender or other modification of Restricted Share Units or Deferred Share Units, as applicable, will occur only to the extent such surrender or other modification will not result in the imposition of taxes under Section 409A of the Code. Notwithstanding the foregoing, there can be no acceleration of the vesting requirements applicable to Options granted to an Investor Relations Service Provider without the prior written approval of the Exchange.

7.2Reorganization Adjustments:

(a)In the event of any declaration by the Corporation of any stock dividend payable in securities (other than a dividend which may be paid in cash or in securities at the option of the holder of Common Shares), or any subdivision or consolidation of Common Shares, reclassification or conversion of Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off involving the Corporation, distribution (other than normal course cash dividends) of company assets to holders of Common Shares, or any other corporate transaction or event involving the Corporation or the Common Shares, the Administrators, in the Administrators' sole discretion, may, subject to any relevant resolutions of the Board and any necessary Exchange approvals, and without liability to any person, make such changes or adjustments, if any, as the Administrators consider fair or equitable, in such manner as the Administrators may determine, to reflect such change or event including, without limitation, adjusting the number of Options, Restricted Share Units and Deferred Share Units outstanding under this Plan, the type and number of securities or other property to be received upon exercise or redemption thereof, and the Exercise Price of Options outstanding under this Plan, provided that the value of any Option, Restricted Share Unit and Deferred Share Units immediately after such an adjustment, as determined by the Administrators, shall not exceed the value of such Option, Restricted Share Unit and Deferred Share Units prior thereto, as determined by the Administrators. Special provisions applicable to U.S. Participants may be found in Exhibit A attached hereto.

(b)Notwithstanding the foregoing, with respect to Options, Restricted Share Units and Deferred Share Units of U.S. Participants, such changes or adjustments will be made in a manner so as to not result in the imposition of taxes under Section 409A of the Code and will comply with the requirements in subsection 4.3(d).

(c)The Corporation shall give notice to each Participant in the manner determined, specified or approved by the Administrators of any change or adjustment made pursuant to this section and, upon such notice, such adjustment shall be conclusive and binding for all purposes.

(d)The Administrators may from time to time, subject to any necessary Exchange approvals, adopt rules, regulations, policies, guidelines or conditions with respect to the exercise of the power or authority to make changes or adjustments pursuant to section 7.1(a) or section 7.2(a). The Administrators, in making any determination with respect to changes or adjustments pursuant to section 7.1(a) or section 7.2(a) shall be entitled to impose such conditions as the Administrators consider or determine necessary in the circumstances, including conditions with respect to satisfaction or payment of all applicable taxes (including, but not limited to, withholding taxes).

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7.3Amendment or Termination of Plan:

(a)The Board may amend this Plan or any Restricted Share Unit or any Option or any Deferred Share Unit at any time without the consent of Participants provided that such amendment shall:

(b)not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted or any Deferred Share Unit previously awarded except as permitted by the provisions of section 7.2 hereof, and, with respect to Restricted Share Units, Options and Deferred Share Units of U.S. Participants, such amendment will not result in the imposition of taxes under Section 409A of the Code;

(c)be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(d)be subject to shareholder approval, where required by the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments:

(i)amendments of a "housekeeping nature", including any amendment to the Plan or a Restricted Share Unit or Option or Deferred Share Unit that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option or deferred share unit to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein; and

(ii)amendments that are necessary or desirable for Restricted Share Units or Options or Deferred Share Units to qualify for favourable treatment under any applicable tax law; and

(e)be subject to disinterested shareholder approval in the event of any reduction in the Exercise Price, or the extension of the term, of any Option granted under the Plan to an Insider Participant.

For greater certainty and subject to approval by the Exchange (if applicable), shareholder approval shall be required in circumstances where an amendment to the Plan would:

(f)change from a fixed maximum percentage of issued and outstanding Common Shares to a fixed maximum number of Common Shares;

(g)increase the limits in section 2.2;

(h)reduce the Exercise Price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower Exercise Price to the same person);

(i)extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(j)amend this section 7.3.

7.4Termination: The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted and no further Deferred Share Units shall be awarded, but the Restricted Shares Units then outstanding and credited to Participants' RSU Accounts and the Options then outstanding and the Deferred Share Units then outstanding and credited to Participants' DSU Accounts shall continue in full force and effect in accordance with the provisions of this Plan. Any termination of this Plan shall occur in a manner that will not result in the imposition of taxes on a U.S. Participant under Section 409A of the Code.

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7.5Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant's Restricted Share Units or Options or Deferred Share Units or any rights the Participant has under the Plan.

7.6Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options or Deferred Share Units be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments).

7.7Credits for Dividends:

(a)Subject to section 7.7(b), whenever cash or other dividends are paid on Common Shares, additional Restricted Share Units or Deferred Share Units, as applicable, will be automatically granted to each Participant who holds Restricted Share Units or Deferred Share Units, as applicable, on the record date for such dividends. The number of such Restricted Share Units or Deferred Share Units (rounded to the nearest whole Restricted Share Unit or Deferred Share Unit, as applicable) to be credited to such Participant as of the date on which the dividend is paid on the Common Shares shall be an amount equal to the quotient obtained when (i) the aggregate value of the cash or other dividends that would have been paid to such Participant if the Participant's Restricted Share Units or Deferred Share Units, as applicable, as of the record date for the dividend had been Common Shares, is divided by (ii) the Market Price of the Common Shares as of the date on which the dividend is paid on the Common Shares. Restricted Share Units and Deferred Share Units granted to a Participant pursuant to this section 7.7 shall be subject to the same vesting conditions (time and performance (as applicable)) as the Restricted Share Units and the Deferred Share Units, as applicable, to which they relate.

(b)In the event that the number of Restricted Share Units or the Deferred Share Units, as applicable, to be granted in accordance with section 7.7(a) would result in the number of Common Shares issuable pursuant to all Security Based Compensation granted or awarded hereunder to exceed the limits set out in sections 2.2, 2.2(b), 2.2(c), 2.2(d), and 2.3, such Restricted Share Units or Deferred Share Units, as applicable, shall not be granted and the Administrators may determine, in their sole discretion, to make a cash payment to the Participant in lieu thereof equal to the aggregate value determined pursuant to section 7.7(a).

7.8No Effect on Employment, Rights or Benefits:

(a)The terms of employment shall not be affected by participation in the Plan.

(b)Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant's employment or agreement with a Consultant at any time for any reason whatsoever.

(c)Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

7.9Market Price of Common Shares: The Corporation makes no representation or warranty as to the future Market Price of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the shares of the Corporation or a corporation related thereto.

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7.10Compliance with Applicable Law:

(a)If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith. Notwithstanding the foregoing, the Corporation shall have no obligation to register any securities provided for in this Plan under the 1933 Act.

(b)The award of Restricted Share Units, the grant of Options, the award of Deferred Share Units and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the Exchange. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option, the award of a Deferred Share Unit or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option or settlement of a Deferred Share Unit, as applicable, that Restricted Share Unit may not vest in whole or in part, that Option may not be exercised in whole or in part and that the Deferred Share Unit may not vest in whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators. In addition, unless the Restricted Share Units, the Options, the Deferred Share Units and the Common Shares issuable pursuant to the Restricted Share Units, Options and Deferred Share Units, as applicable, have been registered under the 1933 Act and any applicable U.S. state securities laws, all rights of a Participant under this Plan shall be subject to and conditioned upon the availability of exemptions or exclusions from the registration requirements of the 1933 Act and any applicable U.S. state securities, as determined by the Corporation in its sole discretion. Any Restricted Share Units or Options or Deferred Share Units granted or issued to a person in the United States or a U.S. Person, as well as the issue of Common Shares pursuant thereto, will result in any certificate representing such securities bearing a United States restrictive legend restricting transfer of such securities under United States federal and state securities laws.

(c)If the Common Shares are listed on the TSX Venture Exchange and (A) the award of Restricted Share Units, grant of Options or award of Deferred Share Units and the issuance of Common Shares under this Plan is made to (i) a director, officer, or promoter of the Corporation (ii) Consultants of the Corporation, or (iii) Participants holding securities carrying more than 10% of the voting rights attached to the Corporation’s securities both immediately before and after the transaction in which securities are issued, and who have elected or appointed or have the right to elect or appoint one or more directors or senior officers of the Corporation, and unless the respective award, grant or issuance or is qualified by prospectus, or issued under a securities take- over bid, rights offering, amalgamation, or other statutory procedure, or (B) the exercise price of the Options granted by the Corporation to any Participant is less than the applicable Market Price, then the Restricted Share Unit Agreement, Option Agreement or the Deferred Share Unit Agreement will bear an Exchange Hold Period, and the following legend will be inserted onto the first page of the Restricted Share Unit Agreement or Option Agreement (for so long as the Common Shares are listed on the TSXV):

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL               , 20  [i.e., four months and one day after the date of grant].

7.11Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.12Subject to Approval: The Plan is adopted subject to the approval of the Exchange and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

7.13Clawback/Recoupment Policy: Notwithstanding any other provision of this Plan, all awards granted under the Plan shall be subject to any clawback or recoupment policy adopted by the Corporation from time to time, including any policy adopted to comply with the requirements of the United States Securities Exchange Act of 1934, as amended (including Section 10D thereof and any rules or regulations promulgated thereunder) or any applicable stock exchange listing standards. By accepting an award under this Plan, each Participant agrees to be bound by any such clawback or recoupment policy, as in effect or as may be adopted and/or amended from time to time. This section will not supersede the requirements under TSXV Policy 4.4 nor potentially result in the alteration of the exercise price.

APPROVED by the shareholders of Corporation on the [              ] day of [              ], 2026.

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EXHIBIT A

SPECIAL PROVISIONS

APPLICABLE TO U.S. PARTICIPANTS

This Exhibit A sets forth special provisions of the Plan that apply to U.S. Participants (as defined below) and forms part of the Plan. This Exhibit A is effective as of the date it was adopted by the shareholders of the Corporation (the “Exhibit A Effective Date”). All capitalized terms, to the extent not otherwise defined herein, shall have the meanings set forth in the Plan.

1. DEFINITIONS

1.1 Definitions: For purposes of this Exhibit A and the Plan, with respect to U.S. Participants, the following terms shall have the following meanings:

(a) “Actively Employed” means when a Participant is employed and providing services to the Corporation or any Subsidiary. For purposes of this Exhibit A, a Participant is not Actively Employed if his or her employment has been terminated by the Participant’s resignation or retirement or by the Corporation or any Subsidiary, regardless of whether the Participant’s employment has been terminated with or without cause, lawfully or unlawfully, and, except as required by applicable employment standards legislation, being Actively Employed does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or any period of salary continuance, severance or deemed employment, whether pursuant to an employment agreement or at law.

(b) “Change of Control” means a “change of control” within the meaning of Section 409A of the Code.

(c) “Disability” means “disability” as defined in Section 422(c) of the Code.

(d) “Incentive Stock Option” means any Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

(e) “Market Value” means the value of a Common Share, determined as follows: if on the Grant Date or other determination date the Common Shares are listed on the Exchange or another established national or regional stock exchange or are publicly traded on an established securities market, the Market Value of the Common Shares shall be the closing price of the Common Shares on such exchange or in such market (if there is more than one such exchange or market the Administrators shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Common Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Common Shares are not listed on such an exchange, quoted on such system or traded on such a market, Market Value shall be the value of a Common Share as determined by the Administrators in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(f) “Non-Qualified Stock Option” means any Option that is not an Incentive Stock Option.

(g) “Separation from Service” means, with respect to any award that constitutes deferred compensation within the meaning of Section 409A of the Code, a “separation from service” as defined in United States Treasury Regulation Section 1.409A-1(h).

(h) “Specified Employee” means a U.S. Participant who meets the definition of “specified employee,” as defined in Section 409A(a)(2)(B)(i) of the Code.

(i) “Ten Percent Shareholder” means a U.S. Participant who, at the time an Option is granted, owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation or any of its Subsidiaries, within the meaning of Section 422(b)(6) of the Code.

(j) “U.S. Stock Option” means any Option granted to a U.S. Participant pursuant to Section 2 of this Exhibit A.

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2. INCENTIVE STOCK OPTIONS

2.1 Incentive Stock Options and Non-Qualified Stock Options. The Corporation may grant Incentive Stock Options or Non-Qualified Stock Options to eligible U.S. Participants. The Option Agreement for each U.S. Stock Option granted under the Plan will identify the U.S. Stock Option as an Incentive Stock Option or a Non-Qualified Stock Option. To the extent that any U.S. Stock Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option. The Exercise Price for a U.S. Stock Option granted to a U.S. Participant shall not be less than the Market Value of the Common Shares as of the Grant Date.

2.2 ISO Employee Requirement. Notwithstanding any provision of the Plan to the contrary, an Incentive Stock Option may be granted only to Employees (including a Director or Officer who is also an Employee) of the Corporation or any of its Subsidiaries. At all times beginning on the Grant Date and ending on the day three (3) months before the date of exercise of the Incentive Stock Option, the Participant must be an Employee (including a Director or Officer who is also an Employee) of the C Corporation or any of its Subsidiaries (except in the event of the Participant’s death or Disability, in which case longer periods apply, as provided below).

2.3 Term of Option. Notwithstanding any provision of the Plan to the contrary: (a) in no circumstances shall the term of an Option granted to a U.S. Participant exceed ten (10) years from the Grant Date or be exercisable after the expiration of ten (10) years from the Grant Date; and (b) in no circumstances shall the term of an Incentive Stock Option granted to a Ten Percent Shareholder exceed five (5) years from the Grant Date or be exercisable after the expiration of five (5) years from the Grant Date. Pursuant to the foregoing, section 5.4 of the Plan (“Term of Option/Blackout Periods”) shall not apply in respect of any Option granted to a U.S. Participant to the extent it would extend the term of the Option beyond the foregoing limits.

2.4 Plan Limit on Incentive Stock Options. Subject to adjustment pursuant to section 7.2 of the Plan and Sections 422 and 424 of the Code, the aggregate number of Common Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options shall not exceed 500,000 Common Shares.

2.5 Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422(d) of the Code, the aggregate Market Value (determined as of the Grant Date) of the Common Shares with respect to which Incentive Stock Options granted under the Plan and any other plan of the Corporation or any of its Subsidiaries that become exercisable for the first time by any U.S. Participant during any calendar year shall not exceed US$100,000 or such other limit as may be in effect from time to time under Section 422 of the Code. The Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

2.6 Exercise Price for Ten Percent Shareholders. In the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a Ten Percent Shareholder, the Exercise Price shall be not less than one hundred and ten percent (110%) of the Market Value of a Common Share on the Grant Date of such Incentive Stock Option. For all other U.S. Participants, the Exercise Price of an Incentive Stock Option shall not be less than 100% of the Market Value of the Common Shares determined as of the Grant Date. The Exercise Price of a Non-Qualified Stock Option shall not be less than 100% of the Market Value of the Common Shares as determined as of the Grant Date.

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2.7 Termination of Option Due to Termination of Employment. To obtain the U.S. federal income tax advantages associated with an Incentive Stock Option, the Code requires that at all times beginning on the Grant Date and ending on the day three (3) months before the date of exercise of the Option, the Participant must be an Employee of the Corporation or one of its Subsidiaries (except in the event of the Participant’s death or Disability, in which case longer periods apply). In the case of an Incentive Stock Option, notwithstanding any provision of the Plan to the contrary: (a) in the event of the Participant’s termination of employment due to death or Disability, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and one (1) year following the Termination Date; and (b) in the event of the Participant’s termination of employment for any reason other than death, Disability, or for cause, the Incentive Stock Option shall expire on the earlier of the scheduled expiry date and three (3) months following the Termination Date. The Corporation does guarantee that the Option will be treated as an Incentive Stock Option if the Participant continues to provide services to the Corporation or one of its Subsidiaries after such Participant’s employment terminates, if the Participant otherwise exercises the Option more than three (3) months after the date his or her employment terminates, or the Option otherwise fails to qualify as an Incentive Stock Option.

2.8 Method of Exercise. A Net Exercise (described in section 5.8 of the Plan) shall not be available if the Option being exercised is an Incentive Stock Option.

2.9 Disqualifying Disposition. If a U.S. Participant disposes of Common Shares acquired upon exercise of an Incentive Stock Option within two (2) years from the Grant Date or one (1) year after such Common Shares were acquired pursuant to exercise of such Option, the U.S. Participant shall notify the Corporation in writing of such disposition and the price realized upon the sale of such Common Shares.

2.10 No ISO Grants After Ten Years. No Incentive Stock Option shall be granted more than ten (10) years after the earlier of the date the Plan is adopted by the Board or the date the Plan is approved by the shareholders of the Corporation.

3. RESTRICTED SHARE UNITS

3.1 RSUs. The Administrators may grant Restricted Share Units to U.S. Participants in such amounts and subject to such terms and conditions as determined by the Administrators. Any grant of Restricted Share Units to U.S. Participants are intended to be exempt from, or in compliance with, Section 409A of the Code. Any waiver or acceleration of vesting under the Plan or any Restricted Share Unit Agreement for a U.S. Participant may occur only to the extent that such acceleration or waiver will not result in the imposition of taxes under Section 409A of the Code.

3.2 Dividend Equivalents. For U.S. Participants, the Administrators may provide in an award agreement evidencing a grant of Restricted Share Units or Deferred Share Units that the Participant shall be entitled to receive, upon the Corporation’s payment of a cash dividend on its outstanding Common Shares, a cash payment for each Restricted Share Unit granted equal to the per-share dividend paid on the outstanding Common Shares (“Dividend Equivalents”). In respect of U.S. Participants, Dividend Equivalents shall be subject to the same vesting conditions (time and performance (as applicable)) and payment timing and other terms as the Restricted Share Units and the Deferred Share Units, as applicable, to which they relate..

3.3 Separation from Service. Any payments made under this Plan or any Restricted Share Unit Agreement to a U.S. Participant as a result of a termination of employment that are deemed to be subject to Section 409A of the Code shall occur only if such termination constitutes a Separation from Service.

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4. DEFERRED SHARE UNITS

4.1 DSUs. The Administrators may award Deferred Share Units to U.S. Participants in such amounts and subject to such terms and conditions as determined by the Administrators. Any award of Deferred Share Units to U.S. Participants are intended to be compliant with Section 409A of the Code and such Deferred Share Units will be construed and administered accordingly.

4.2 Vesting Acceleration. Any waiver or acceleration of vesting under the Plan or any Deferred Share Unit Agreement for a U.S. Participant may occur only to the extent that such acceleration or waiver will not result in the imposition of taxes under Section 409A of the Code.

4.3 Separation from Service. Any payments made under this Plan or any Deferred Share Unit Agreement to a U.S. Participant as a result of a termination of employment that are deemed to be subject to Section 409A of the Code shall occur only if such termination constitutes a Separation from Service.

5. TAXES

5.1 Payment of Taxes. Each U.S. Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan or any other plan maintained by the Corporation (including any taxes and penalties under Section 409A of the Code), and neither the Corporation nor any of its Subsidiaries shall have any duty or obligation to minimize the tax consequences of an award to such U.S. Participant or to indemnify or otherwise hold such U.S. Participant or any other party harmless from any or all of such taxes or penalties.

5.2 Tax Withholding. A U.S. Participant shall be required to pay to the Corporation, and the Corporation shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the U.S. Participant, the amount of any required withholding taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such withholding and taxes.

6. COMPLIANCE WITH SECTION 409A OF THE CODE

6.1 General Intent. For U.S. Participants, the Plan is intended to be exempt from or administered in a manner consistent with the requirements, where applicable, of Section 409A of the Code. Where reasonably possible and practicable, the Plan shall be administered in a manner to avoid the imposition on Participants of immediate tax recognition and additional taxes pursuant to Section 409A of the Code. To the extent that an award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A of the Code, except as otherwise determined by the Administrators.

6.2 Six-Month Delay for Specified Employees. Notwithstanding anything to the contrary in the Plan (and unless the applicable award agreement or other written contract with the U.S. Participant specifically provides otherwise), if a U.S. Participant holding an award that constitutes “non-qualified deferred compensation” under Section 409A of the Code is a Specified Employee, no distribution or payment of any amount that is due because of a Separation from Service will be issued or paid before the date that is six (6) months following the date of such U.S. Participant’s Separation from Service or, if earlier, the date of the U.S. Participant’s death, but only to the extent such delay is necessary to prevent such distribution or payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A of the Code, and any amounts so deferred will be paid in a lump sum (less any applicable statutory withholdings or deductions) on the day after such six (6) month period elapses or, if earlier, the date of the U.S. Participant’s death, or as soon as administratively practicable within thirty (30) days thereafter.

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6.3 Separate Payments. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment a U.S. Participant may be eligible to receive under the Plan or an award agreement shall be treated as a separate and distinct payment and shall not collectively be treated as a single payment.

6.4 No Liability for 409A Taxes. The Corporation shall have no liability to a U.S. Participant or any other party if an award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Administrators.

7. MISCELLANEOUS

7.1 Non-Transferability of Incentive Stock Options. All Security Based Compensation granted or issued hereunder is non-assignable and non-transferable.

7.2 Amendments. In addition to the provisions of Section 7.3 of the Plan, to the extent determined by the Administrators to be required either by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code or otherwise, Plan amendments as they relate to or affect U.S. Participants shall be subject to approval by the Corporation shareholders entitled to vote at a meeting of shareholders. An amendment to increase the aggregate number of Common Shares which may be issued under the Plan and which may be made subject to Incentive Stock Options as set forth in Section 2.4 of this Exhibit A must be approved by shareholders within twelve (12) months of adoption of such amendment. Notwithstanding the provisions of Section 7.3 of the Plan, no amendment in respect of a U.S. Stock Option granted to a U.S. Participant shall be made without the consent of such U.S. Participant if the result of such amendment would be to cause the U.S. Stock Option to violate the requirements of Section 409A of the Code.

7.3 Adjustments. Notwithstanding Section 7.2 of the Plan, in the event of any adjustment pursuant to Section 7.2 of the Plan, the Administrators shall appropriately and proportionately adjust the number and class of securities subject to, and the Exercise Price of, outstanding Options, and the number and class of securities subject to the limit on Incentive Stock Options set forth in Section 2.4 of this Exhibit A in a manner that complies with Sections 422 and 409A of the Code, as applicable. Unless the Administrators specifically determine that such adjustments are in the best interests of the Corporation, the Administrators shall, in the case of Incentive Stock Options, ensure that any adjustments will not constitute a modification, extension or renewal of the Incentive Stock Options within the meaning of Section 424(h)(3) of the Code and, in the case of Non-Qualified Stock Options, ensure that any adjustments will not constitute a modification of such Non-Qualified Stock Options within the meaning of Section 409A of the Code. The Administrators will make such adjustments, and their determination will be final, binding and conclusive.

7.4 Effective Date; Shareholder Approval. This Exhibit A shall become effective upon the Exhibit A Effective Date. Options may be granted under this Exhibit A from and after the Exhibit A Effective Date; provided however that if the Corporation’s shareholders fail to approve this Exhibit A within twelve (12) months of the Exhibit A Effective Date, any Incentive Stock Options granted under the Plan to a U.S. Participant from and after the Exhibit A Effective Date to the date that is twelve (12) months of the Exhibit A Effective Date shall be deemed to be Non-Qualified Stock Options. No Incentive Stock Options may be granted after the tenth (10th) anniversary of the earlier of the Exhibit A Effective Date or the date this Exhibit A is approved by the Corporation’s shareholders.

7.5 Priority. Except as specifically provided in this Exhibit A, the provisions of the Plan and the Participant’s award agreement shall govern. For a Participant who is a U.S. Participant, in the event of any inconsistency or conflict between the provisions of (i) the Plan and/or the Participant’s award agreement, and (ii) this Exhibit A, the terms of this Exhibit A shall prevail.

7.6 No Obligation to Notify. Neither the Corporation nor any Subsidiary shall have any duty or obligation to the U.S. Participant to advise such Participant as to the time or manner of exercising the Option or to warn or otherwise advise such Participant of a pending termination or expiration of an Option or a possible period in which the Option may not be exercised.

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SCHEDULE "B"

CERTAIN CORPORATE DIFFERENCES BETWEEN BCBCA AND OBCA

SUMMARY OF THE DIFFERENCES BETWEEN THE ONTARIO BUSINESS CORPORATIONS ACT AND THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

The provisions of the OBCA dealing with shareholder rights and protections are generally comparable to those contained in the BCBCA. Shareholders will not lose or gain any significant rights or protections as a result of the Continuance.

The following is a summary comparison of the provisions of the OBCA and the BCBCA which pertain to the rights of Shareholders. This summary is not intended to be exhaustive and does not cover all of the differences between the OBCA and the BCBCA affecting corporations and their shareholders and is qualified in its entirety by the complete text of the relevant provisions of the BCBCA and the OBCA. Shareholders should consult their legal advisors regarding all of the implications of the Continuance. Upon completion of the Continuance, the rights of Shareholders will also be subject to the Articles and by-laws of the Company, as set forth in further detail below. Notwithstanding the alteration of Shareholders' rights and obligations under the OBCA and the articles of incorporation and by-laws for the Company, the Company will still be bound by the rules and policies of the TSXV as well as the applicable securities legislation.

Charter Documents

Under the BCBCA, the charter documents consist of a "Notice of Articles", which sets forth, among other things, the name of a corporation and the amount and type of authorized capital, and "Articles" which govern the management of the company. The Notice of Articles is filed with the Registrar of Companies, and the Articles are filed only with the corporation's registered and records office.

Under the OBCA, a company has "articles", which set forth the name of the corporation and the amount and type of authorized capital, and "by-laws" which govern the management of the corporation. The articles are filed with the Director under the OBCA, and the by-laws are filed with the corporation's registered and records office.

Therefore, the current Articles of the Company are suitable for a company governed by the BCBCA but not for a corporation governed by the OBCA, and will have to be changed to new by-laws that are suitable for an Ontario corporation. The repeal of the Existing Articles of the Company will be approved, if deemed advisable, by the directors, subject to the prior completion of the Continuance. Upon the Continuance becoming effective, the former Articles of the Company will be repealed and replaced with the Articles of Continuance.

Amendments to Charter Documents of a Corporation

Under the OBCA, substantive changes to the charter documents of a corporation require a resolution passed by not less than two-thirds (⅔) of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds (⅔) of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each such class, or series, as the case may be, even if such class or series is not otherwise entitled to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

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Changes to the articles of a company under the BCBCA are affected by the type of resolution specified either in the BCBCA or the articles of the company, which, for many alterations, including change of name or certain alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution. Alteration of the special rights and restrictions attached to issued shares requires, in addition to any shareholder resolution provided for by the articles, consent by a special separate resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a company out of jurisdiction requires a special resolution as described above.

Sale of a Corporation's Undertaking

The OBCA requires approval from holders of two-thirds (⅔) of the shares of a corporation represented at a duly called meeting to approve a sale, lease, or exchange of all or substantially all of the property of the corporation, other than in the ordinary course of business. If a sale, lease or exchange of all or substantially all of the property of a corporation would affect a particular class series of shares in a manner that is different than the shares of another class of serious entitled to vote, then such class or series of shares are entitled to a separate class or series vote, regardless of whether or not such shares otherwise carry the right to vote a corporation's property. Shareholders of a particular class or series may vote separately only if the transaction affects their class or series differently from others.

Under the BCBCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the company's business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a "special majority", which means the majority specified in a company's articles of at least two-thirds (⅔) and not more than by three-quarters (¾) of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company, or, if the company's articles do not specify, by two-thirds (⅔) of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company.

Rights of Dissent and Appraisal

Under both the OBCA and BCBCA, shareholders who dissent to certain corporate actions may exercise their right of dissent and require the corporation to purchase their shares at fair value. However, the specific actions triggering this right differ slightly between the two statutes.

Under the OBCA, shareholders can dissent in relation to:

(a) amending the articles to add, remove, or change restrictions on the issue, transfer, or ownership of shares, or on the business the corporation may carry on;

(b) amalgamating with another corporation;

(c) being continued under the laws of another jurisdiction;

(d) selling, leasing, or exchanging all or substantially all of the corporation's property.

The BCBCA provides a similar right of dissent but extends it to more situations, including:

(a) altering the Articles to change restrictions on the corporation's powers or business activities;

(b) adopting an amalgamation agreement or approving an amalgamation under Division 4 of Part 9;

(c) approving an arrangement with terms that permit dissent;

(d) authorizing or ratifying the sale, lease, or other disposition of all or substantially all of the corporation's undertaking; and

(e) authorizing the continuation of the company into another jurisdiction.

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In certain cases, the BCBCA also permits dissent if authorized by the resolution or by court order. Notably, the procedures for exercising the right of dissent under the OBCA and BCBCA differ, but both allow shareholders to require the corporation to purchase their shares at fair value.

Oppression Remedies

Under both the OBCA and the BCBCA, shareholders and other stakeholders may seek an oppression remedy if corporate actions are oppressive or unfairly prejudicial. However, there are notable differences in the scope and eligibility criteria for the remedy under each act.

The OBCA allows a broad range of individuals, including shareholders, beneficial shareholders, former shareholders, directors, former directors, officers, former officers, and others deemed appropriate by the court, to apply for an oppression remedy. The remedy can be invoked when any act or omission by the corporation or its affiliates results in actions that are oppressive, unfairly prejudicial, or disregard the interests of security holders, creditors, directors, or officers. The court may issue an order to rectify the oppressive conduct, which could include prohibiting the action or making other corrective measures.

Similarly, the BCBCA allows shareholders (including beneficial holders) to apply for an oppression remedy if the actions of the corporation or its directors are oppressive or unfairly prejudicial to the interests of shareholders. The application must be made in a timely manner, a requirement not found under the OBCA. The BCBCA permits the court to issue orders to address the oppressive conduct, such as prohibiting the action or directing remedies.

The key differences include:

(a) the OBCA allows a broader range of individuals, including directors and officers, to seek an oppression remedy, whereas the BCBCA limits eligibility to shareholders;

(b) the OBCA enables complaints about actions by the corporation and its affiliates, while the BCBCA restricts claims to the actions of the corporation itself; and

(c) the BCBCA requires that the application be filed in a timely manner, whereas the OBCA does not specify a time frame for bringing the claim.

Both acts provide remedies for oppressive corporate actions, but the OBCA offers a wider scope of eligibility and allows complaints about the actions of affiliates, while the BCBCA focuses more narrowly on shareholders and imposes a timeliness requirement.

Shareholder Derivative Actions

Under both the BCBCA and the OBCA, a complainant may bring a derivative action in the name and on behalf of the corporation to enforce a right, duty, or obligation owed to the corporation or to obtain damages for any breach of such rights. However, the scope of eligible complainants and the specific procedures differ slightly between the two acts.

Under the BCBCA, a shareholder (including a beneficial shareholder) or a director of a corporation may, with leave of the court, bring an action to enforce a corporate right or obligation, or to obtain damages for its breach.

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The complainant may also, with court approval, defend a legal proceeding against the corporation. The court will grant leave if:

(a) the complainant has made reasonable efforts to encourage the directors to initiate or defend the action;

(b) notice of the application has been provided to the corporation and other parties as directed by the court;

(c) the complainant is acting in good faith; and

(d) it appears to the court that bringing the legal action is in the best interests of the corporation.

The OBCA extends derivative action rights to a broader group, including registered shareholders, former shareholders, beneficial owners, directors, former directors, officers, former officers, and any other person the court deems appropriate. The OBCA allows derivative actions to be brought not only on behalf of the corporation but also for its subsidiaries.

For leave to be granted under the OBCA, the complainant must:

(a) provide at least 14 days' notice to the corporation's directors (unless all directors are defendants);

(b) show that the directors will not, or have not, diligently pursued or defended the action;

(c) act in good faith; and

(d) demonstrate that it is in the best interests of the corporation or its subsidiary to pursue the action.

Requisition Meetings

Both the BCBCA and the OBCA allow shareholders holding at least 5% of the issued voting shares to requisition the directors to call and hold a meeting.

Under the BCBCA, shareholders holding at least 5% of the voting shares may requisition a general meeting for any business that may be transacted. The directors must call the meeting within four months of receiving the requisition. If they do not, shareholders holding more than 2.5% of the issued shares may send notice of the meeting.

Under the OBCA, shareholders holding at least 5% of the voting shares may require the directors to call a meeting. If the directors fail to do so within 21 days, any shareholder who signed the requisition may call the meeting.

Place of Meetings

Subject to the Articles or any unanimous shareholder agreement, the OBCA permits meetings of shareholders to be held inside or outside Ontario as the directors determine, or in the absence of such a determination, at the place where the registered office of the corporation is located. Under the BCBCA, meetings of shareholders are required to be held in British Columbia unless:

(a) location outside of British Columbia is provided for in the Articles.

(b) the Articles do not restrict the corporation from approving a location outside of British Columbia, the location is approved by the resolution required by the Articles for that purpose (in the case of the Company, the location may be approved by directors' resolution), or if no resolution is specified then approved by ordinary resolution before the meeting is held; or

(c) the location for the meeting is approved in writing by the Registrar of Companies before the meeting is held.

Directors

The OBCA and BCBCA both provide that a public corporation must have a minimum of three directors. Neither the OBCA nor the BCBCA has Canadian nor provincial residency requirements for directors.

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SCHEDULE "C"

FORM OF ARTICLES OF CONTINUANCE

See attached.

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Ministry of Public and Business Service Delivery	Articles of Continuance Business Corporations Act

For questions or more information to complete this form, please refer to the instruction page.

Fields marked with an asterisk(*) are mandatory.

1. Corporation Information

Corporation Name *

Blue Moon Metals Inc.

Has the corporation been assigned an Ontario Corporation Number (OCN)? *    ☐  Yes      ☑  No

Please confirm the statement below *

☑ I confirm that the corporation has never been assigned an Ontario Corporation Number

2. Contact Information

Please provide the following information for the person we should contact regarding this filing. This person will receive official documents or notices and correspondence related to this filing. By proceeding with this filing, you are confirming that you have been duly authorized to do so.

First Name* Diane	Middle Name	Last Name* Moreira
Telephone Country Code	Telephone Number* 416-777-4840	Extension

Email Address *

moreirad@bennettjones.com

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3. Jurisdiction

Please provide the name of the jurisdiction where the corporation is currently incorporated or continued and the original date of incorporation or amalgamation of the corporation.

Current Corporation Name *

Blue Moon Metals Inc.

Governing Jurisdiction *
Canada
Province*
British Columbia
Original Date of Incorporation/Amalgamation *
January 15, 2007

The following supporting documents are required. Please attach these documents with your application:

☑  Incorporating documents and all amendments, and a copy of continuation documents and amendments if applicable, certified by an officer of the appropriate jurisdiction *

☑  Letter of Satisfaction/Authorization to Continue issued by the proper officer of the jurisdiction the corporation is leaving*

4. Corporation Name

Every corporation must have a name. You can either propose a name for the corporation or request a number name. If you propose a name for the corporation, you need a Nuans report for the proposed name.

Will this corporation have a number name ? *       ☐  Yes              ☑  No

The corporation will have: *

☑  an English name (example: "Green Institute Inc.")

☐  a French name (example: "lnstitut Green Inc.")

☐  a combination of English and French name (example: "lnstitut Green Institute Inc.")

☐  an English and French name that are equivalent but used separately (example: "Green Institute lnc./lnstitut Green Inc.")

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Nuans Report

New Corporation Name (Proposed) *

Blue Moon Metals Inc.

Nuans Report Reference Number*	Nuans Report Date*
122904570	June 17, 2026

☐  Select this if you have a Legal Opinion for an identical name

5. General Details
Requested Date for Continuance*	Primary Activity Code*
212233
Official Email Address*
TorCorp-OBR@bennettjones.com

An official email address is required for administrative purposes and must be kept current. All official documents or notices and correspondence to the corporation will be sent to this email address.

6. Address

Every corporation is required to have a registered office address in Ontario. This address must be set out in full. A post office box alone is not an acceptable address.

Registered Office Address *

☑  Standard Address           ☐  Lot/Concession Address

Street Number * 220	Street Name * Bay Street, Suite 550	Unit Number
City/Town * Toronto	Province Ontario	Postal Code * M5J 2W4
Country Canada

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7. Director(s)

Please specify the number of directors for your Corporation*

☐  Fixed Number              ☑  Minimum/Maximum

Minimum Number of Directors*	Maximum Number of Directors*
3	10

Director 1

First Name*	Middle Name	Last Name*
Christian		Kargl-Simard
Email Address

Is this director a Resident Canadian? *     ☑  Yes          ☐  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

Street Number* 220	Street Name* Bay Street, Suite 550	Unit Number
City/Town * Toronto	Province * Ontario	Postal Code * M5J 2W4
Country Canada

Director 2

First Name*	Middle Name	Last Name*
Maryse		Bélanger
Email Address

Is this director a Resident Canadian? *     ☑  Yes          ☐  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

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Street Number* 220	Street Name * Bay Street, Suite 550	Unit Number
City/Town * Toronto	Province * Ontario	Postal Code * M5J 2W4
Country Canada
Director 3

First Name*	Middle Name	Last Name*
Karin		Thorburn
Email Address

Is this director a Resident Canadian? *    ☐  Yes          ☑  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

Street Number* 220	Street Name * Bay Street, Suite 550	Unit Number
City/Town* Toronto	Province* Ontario	Postal Code * M5J 2W4
Country Canada

Director 4

First Name*	Middle Name	Last Name*
Francis		Johnstone
Email Address
Is this director a Resident Canadian? *    ☐  Yes          ☑  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

Street Number* 220	Street Name* Bay Street, Suite 550	Unit Number
City/Town * Toronto	Province* Ontario	Postal Code * M5J 2W4
Country Canada

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Director 5

First Name*	Middle Name	Last Name*
Richard		Colterjohn
Email Address

Is this director a Resident Canadian? *    ☑  Yes          ☐  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

Street Number* 220	Street Name* Bay Street, Suite 550	Unit Number
City/Town * Toronto	Province* Ontario	Postal Code * M5J 2W4
Country Canada

Director 6

First Name*	Middle Name	Last Name*
Frode		Nilsen
Email Address
Is this director a Resident Canadian? *    ☐  Yes          ☑  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

Street Number* 220	Street Name* Bay Street, Suite 550	Unit Number
City/Town * Toronto	Province* Ontario	Postal Code * M5J 2W4
Country Canada

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Director 7

First Name*	Middle Name	Last Name*
Per-Erik		Bjørnstad
Email Address

Is this director a Resident Canadian? *    ☐  Yes          ☑  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

Street Number* 220	Street Name* Bay Street, Suite 550	Unit Number
City/Town* Toronto	Province* Ontario	Postal Code * M5J 2W4
Country Canada

Director 8

First Name*	Middle Name	Last Name*
Peter		Madsen
Email Address

Is this director a Resident Canadian? *    ☐  Yes          ☑  No

Address for Service*              ☑  Canada   ☐  U.S.A.  ☐ International

Street Number* 220	Street Name* Bay Street, Suite 550	Unit Number
City/Town* Toronto	Province* Ontario	Postal Code * M5J 2W4

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8. Shares and Provisions (Maximum is 900,000 characters per text box. To activate the toolbar press "Ctrl + E")

Every corporation must be authorized to issue at least one class of shares. You must describe the classes of shares of the corporation and the maximum number of shares the corporation is authorized to issue for each class. If the corporation has more than one class of shares, you must specify the rights, privileges and conditions for each class.

Description of Classes of Shares

The classes and any maximum number of shares that the corporation is authorized to issue:

Enter the Text*

The Corporation is authorized to issue an unlimited number of Class A Preferred shares, an unlimited number of Class B Preferred shares and an unlimited number of Common shares.

Rights, Privileges, Restrictions and Conditions

Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable":

Enter the Text*

The Class A Preferred Class A Preferred shares, the Class B Preferred shares and the Common shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Class A Preferred Shares

(a) The Class A Preferred shares as a class shall have attached to them the rights, privileges, restrictions and conditions specified below;

(b) The Class A Preferred shares may be issued in one or more series;

(c) Subject to the Business Corporations Act (Ontario) (the "Act"), the directors may from time to time, by resolution, if none of the Class A Preferred shares of any particular series are issued, amend the articles of the Corporation and the board of directors shall send to the Director (as defined in the Act), before the issue of the first shares of a series of shares, articles of amendment containing a description of the attributes of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors, and to do one or more of the following:

(1) determine the maximum number of shares of that series that the Corporation is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(2) create an identifying name for the shares of that series, or alter any such identifying name

(3) attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Corporation and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of subclauses (d) and (e) below;

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(d) The holders of Class A Preferred shares shall be entitled, on the liquidation or dissolution of the Corporation, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Corporation ranking junior to the Class A Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Corporation, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid noncumulative dividends (if any and if preferential) thereon. After payment to the holders of Class A Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series;

(e) Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class A Preferred shares by the directors, holders of Class A Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Corporation.

2. Class A Preferred Shares

(a) The Class B Preferred shares as a class shall have attached to them the rights, privileges, restrictions and conditions specified below;

(b) The Class B Preferred shares may be issued in one or more series;

(c) Subject to the Act, the directors may from time to time, by resolution, if none of the Class B Preferred shares of any particular series are issued, amend the articles of the Corporation and the board of directors shall send to the Director (as defined in the Act), before the issue of the first shares of a series of shares, articles of amendment containing a description of the attributes of such series including the designation, rights, privileges, restrictions and conditions determined by the board of directors, and to do one or more of the following:

(1) determine the maximum number of shares of that series that the Corporation is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(2) create an identifying name for the shares of that series, or alter any such identifying name;

(3) attach special rights or restrictions to the shares of that series, including, but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the dates and places of payment thereof, the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof (including redemption after a fixed term or at a premium), conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Corporation and voting rights and restrictions; or alter any such special rights or restrictions; but no such special right or restriction shall contravene the provisions of subclauses (d) and (e) below;

(d) The holders of Class B Preferred shares shall be entitled, on the liquidation or dissolution of the Corporation, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Corporation ranking junior to the Class B Preferred shares with respect to repayment of capital on the liquidation or dissolution of the Corporation, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid noncumulative dividends (if any and if preferential) thereon. After payment to the holders of Class B Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation except as specifically provided in the special rights and restrictions attached to any particular series;

(e) Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class B Preferred shares by the directors, holders of Class B Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Corporation.

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3. Common Shares

(a) The Common shares shall have attached to them the rights, privileges, restrictions and conditions specified below;

(b) The holders of the Common shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation (except where the holders of a specified class or series of shares are entitled to vote separately as a class or series as provided in the Act) and each Common share shall confer the right to one (1) vote in person or by proxy at all meetings of shareholders of the Corporation.

(c) Subject to the prior rights of the holders of the Class A Preferred shares, the Class B Preferred shares and any other class of shares ranking senior to the Common shares with respect to dividends, the holders of Common shares shall be entitled to receive, and the Corporation shall pay thereon such dividends as the directors may from time to time declare in their absolute discretion.

(d) Subject to the prior rights of the holders of the Class A Preferred shares, the Class B Preferred shares and any other class of shares ranking senior to the Common shares with respect to the distribution of assets or return of capital upon the liquidation, dissolution, or winding-up of the Corporation, the holders of Common shares shall be entitled to receive the remaining property of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or upon any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Restrictions on Share Transfers

The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None":

Enter the Text*

None.

Restrictions on Business or Powers

Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None":

Enter the Text*

None.

Other Provisions, if any

Enter other provisions, or if no other provisions enter "None":

Enter the Text*

None.

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9. Required Statements
Required Statements

☑  The corporation is to be continued under the Business Corporations Act to the same extent as if it had been incorporated under this Act *

☑  The corporation has complied with subsection 180(3) of the Business Corporations Act. *

Authorization Date

☑  The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction currently governing the corporation, on the following date: *

Authorization Date *

10. Authorization

☑  * I, Diane Moreira

 confirm that this form has been signed by the required person.

Caution - The Act sets out penalties, including fines, for submitting false or misleading information.

Required Signature

Name Frances Kwong	Position Chief Financial Officer	Signature

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SCHEDULE "D"

BY-LAW NO. 1

See attached.

BLUE MOON METALS INC.

BY-LAW NO. 1

D-1

D-2

D-3

D-4

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of Blue Moon Metals Inc. (hereinafter called the "Corporation") is made as follows:

DEFINITIONS

1. Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the Business Corporations Act (Ontario) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)"board" means the board of directors of the Corporation; and

(c)"by-laws" means this By-Law No. 1 and all other by-laws of the Corporation from time to time in force and effect.

(d)"National Instrument 54-101" means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, as amended, supplemented, restated or replaced from time to time.

All terms used in the by-laws that are defined in the Act and are not otherwise defined in the by-laws shall have the meanings given to such terms in the Act. Words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders. The headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2. Registered Office

The Corporation shall at all times have a registered office in Ontario at the location specified in its articles. The Corporation may at any time by resolution of its directors, change the location of its registered office within Ontario.

SEAL

3. Seal

The directors may by resolution from time to time adopt and change a corporate seal of the Corporation.

DIRECTORS

4. Number

The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall not be less than the minimum and not more than the maximum number so specified. Where a minimum and maximum number of directors of the Corporation is provided for in its articles, the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders shall be such number as shall be determined from time to time by special resolution, or if the special resolution empowers the directors to determine the number, by resolution of the directors.

D-5

5.Vacancies

Subject to section 124 of the Act, a quorum of directors may fill a vacancy among the directors, except (i) a vacancy resulting from an increase in the number of directors otherwise than in accordance with subsection 124(2) of the Act, or in the maximum number of directors, as the case may be; or (ii) a failure to elect the number of directors required to be elected at any meeting of shareholders. If there is not a quorum of directors, or if there has been a failure to elect the number of directors required by the articles or section 125 of the Act, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his or her predecessor.

6.Powers

The directors shall manage or supervise the management of the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the shareholders of the Corporation, a unanimous shareholder agreement or by statute.

7.Duties

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties to the Corporation shall:

(a)act honestly and in good faith with a view to the best interests of the Corporation; and

(b)exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8. Qualification

The following persons are disqualified from being a director of the Corporation:

(a)a person who is less than 18 years of age;

(b)a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere;

(c)a person who is not an individual; and

(d)a person who has the status of bankrupt.

A director of the Corporation may be required by resolution of the directors to hold shares issued by the Corporation.

D-6

9. First Directors

Each director named in the articles shall hold office from the date of endorsement of the certificate of incorporation until the first meeting of shareholders. Until the first meeting of shareholders, the resignation of a director named in the articles shall not be effective unless at the time the resignation is to become effective a successor has been elected or appointed.

10.Election/Term of Office

Subject to sections 119, 120 and 124 of the Act, shareholders of the Corporation shall, at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his or her election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles or by section 125 of the Act by reason of the disqualification, incapacity or death of one or more candidates, the directors elected at that meeting, if they constitute a quorum, may exercise all the powers of the directors, pending the holding of a meeting of shareholders in accordance with subsection 124(3) of the Act.

11.Consent to Election

The election or appointment of a director is not effective unless the person elected or appointed consents in writing before or within 10 days after the date of election or appointment. Notwithstanding the foregoing, if the person elected or appointed consents in writing after such 10 day period, the election or appointment is valid.

12.Removal

Subject to section 120 of the Act, the shareholders of the Corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. Notwithstanding the foregoing sentence, where the holders of any class or series of share of the Corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

13.Vacation of Office

A director of the Corporation ceases to hold office when:

(a)the director dies or, subject to subsection 119(2) of the Act, resigns;

(b)the director is removed from office; or

(c)the director ceases to be qualified pursuant to Paragraph 8 hereof.

A resignation of a director becomes effective at the time a written resignation is received by the Corporation, or at the time specified in the resignation, whichever is later.

14.Validity of Acts

An act done by a director or by an officer is not invalid by reason only of any defect that is thereafter discovered in his or her appointment, election or qualification.

D-7

MEETINGS OF DIRECTORS

15.Regular and Ad Hoc Meetings

Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place within or outside Ontario, and in any financial year of the Corporation, a majority of the meetings of the board of directors need not be held at a place within Canada. A meeting of directors may be convened by the Chair of the Board (if any), the President (if any) or any director at any time and the Secretary (if any) or any other officer or any director shall, as soon as reasonably practicable following receipt of a direction from any of the foregoing, send a notice of the applicable meeting to the directors. A quorum of the directors may, at any time, call a meeting of the directors for the transaction of any business the general nature of which is specified in the notice calling the meeting.

16.Notice

Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director, or each director who is a member of such committee, as the case may be, not less than 48 hours before the time of the meeting; provided that a meeting of directors, or of any committee of directors, may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17.Waiver of Notice

Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by facsimile or electronic mail addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.Omission of Notice

The accidental omission to give notice of any meeting of directors or of any committee of directors or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

19.Electronic, Telephone Participation Etc.

If all the directors of the Corporation consent, a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate with each other simultaneously and instantaneously. A director's consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board or a committee thereof held while the director holds office. A director participating in such a meeting by such means is deemed for the purposes of the Act and the by-laws to be present at that meeting.

20.Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

D-8

21.Quorum and Voting

Subject to the Act, the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to the Act, directors shall not transact business at a meeting of directors unless a quorum is present. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting in addition to his or her original vote shall not have a second or casting vote.

22.Resolution in Lieu of Meeting

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or a committee of directors. A resolution in writing dealing with all matters required by the Act or the by-laws to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and the by-laws relating to meetings of directors.

COMMITTEES OF DIRECTORS

23.General

The directors may from time to time appoint from their number a managing director, or a committee of directors, and may delegate to such managing director or such committee any of the powers of the directors, except that (unless the Act otherwise permits) no managing director or committee shall have the authority to:

(a)submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officers, however designated, the chief financial officer, however designated, the chair or the president of the Corporation;

(c)subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

(d)declare dividends;

(e)purchase, redeem or otherwise acquire shares issued by the Corporation;

(f)  pay a commission referred to in section 37 of the Act;

(g)approve a management information circular referred to in Part VIII of the Act;

(h)approve a take-over bid circular, directors' circular or issuer bid circular referred to in National Instrument 62-104 – Take-Over Bids and Issuer Bids;

(i)  approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act (Ontario);

(j)  approve an amalgamation under section 177 of the Act or an amendment to the articles under subsection 168(2) or (4) of the Act;

(k)adopt, amend or repeal by-laws of the Corporation; or

(l)  exercise any other power which under the Act a committee or director has no authority to exercise.

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Notwithstanding the foregoing, the directors may, by resolution, delegate to a director, a committee of directors, or an officer the power to:

(a)borrow money upon the credit of the Corporation;

(b)issue, reissue, sell or pledge debt obligations of the Corporation;

(c)give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

24.Audit Committee

Unless authorized by the Ontario Securities Commission to dispense with the audit committee, if the Corporation is an offering corporation, as defined in the Act, the board shall appoint from among their number an audit committee to be composed of not fewer than three directors, each of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders. At any time when the Corporation is not an offering corporation, the directors may (but shall not be required to) appoint from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates, to hold office until the next annual meeting of the shareholders.

Each member of the audit committee shall serve at the pleasure of the board and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee, if appointed, shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any requirements imposed by the board from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the audit committee.

The audit committee, if appointed, shall review the financial statements of the Corporation referred to in section 154 of the Act, and shall report thereon to the board before such financial statements are approved under section 159 of the Act, and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25.Remuneration of Directors, Officers and Employees

The directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his or her capacity as an officer or employee of the Corporation. Subject to section 132 of the Act, the directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR
TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

26.Submission of Contracts or Transactions to Shareholders for Approval

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or other applicable law or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

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CONFLICT OF INTEREST

27.Conflict of Interest

A director or officer of the Corporation who is:

(a)a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation; or

(b)a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or proposed transaction with the Corporation;

shall, at the time and in the manner provided in the Act, disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors, the nature and extent of his or her interest. Except as provided in the Act, no such director of the Corporation shall attend any part of a meeting of directors during which the contract or transaction is discussed, and no such director shall vote on any resolution to approve such contract or transaction.

If a material contract is made or a material transaction is entered into between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he or she has a material interest, the director or officer shall not be accountable to the Corporation or its shareholders for any profit or gain realized from the contract or transaction, and the contract shall not be void or voidable, by reason only of that relationship or by reason only that such director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if (a) the director or officer disclosed his or her interest in accordance with the Act, and (b) the contract or transaction was reasonable and fair to the Corporation at the time it was approved.

Even if the foregoing conditions are not met, a director or officer, acting honestly and in good faith, shall not be accountable to the Corporation or to its shareholders for any profit or gain realized from any such contract or transaction, by reason only of his or her holding the office of director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was approved, shall not be by reason only of the director's or officer's interest therein void or voidable, where (a) the contract or transaction is confirmed or approved by special resolution at a meeting of the shareholders duly called for that purpose, and (b) the nature and extent of the director's or officer's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the information circular.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

28.For the Protection of Directors and Officers

No director or officer of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damag or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever that may happen in the execution of the duties of such director's or officer's respective office of trust or in relation thereto, unless the same shall happen by or through the director's or officer's failure to exercise the powers and to discharge the duties of office honestly and in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve such director or officer from liability under the Act. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the director or officer is a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

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INDEMNITIES TO DIRECTORS AND OTHERS

29.Indemnities to Directors and Others

(a)The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, or any other individual permitted by the Act to be so indemnified in the manner and to the fullest extent permitted by the Act. Without limiting the generality of the foregoing, subject to section 136 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including costs reasonably incurred in the defence of an action or proceeding and an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

(b)The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Paragraph 29(a). The individual shall repay the money if the individual does not fulfill the conditions of Paragraph 29(c).

(c)The Corporation shall not indemnify an individual under Paragraph 29(a) unless the individual:

(i)  acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii)in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(d)The Corporation shall, with the approval of a court, indemnify an individual referred to in Paragraph 29(a), or advance moneys under Paragraph 29(b), in respect of an action by or on behalf of the Corporation or other entity to obtain a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in Paragraph 29(a), against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in Paragraph 29(c).

(e)The Corporation may purchase and maintain insurance for the benefit of an individual referred to in Paragraph 29(a) against any liability incurred by that individual to the extent permitted by the Act.

OFFICERS

30.Appointment of Officers

The directors annually or as often as may be required may appoint from among themselves a Chair of the Board (either on a full-time or part-time basis) and may appoint a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and one or more assistants to any of the officers so appointed. None of such officers except the Chair of the Board needs to be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

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31.Removal of Officers and Vacation of Office

All officers, employees and agents shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when such officer dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

32.Chair of the Board

The Chair of the Board (if any) shall, if present, preside as chair at all meetings of the board and at all meetings of the shareholders of the Corporation. The Chair of the Board shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the directors.

33.President

The President (if any) shall, unless otherwise determined by resolution of the board, be the chief executive officer of the Corporation and shall, subject to the direction of the board, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chair of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chair at all meetings of directors and the shareholders of the Corporation. The President shall have such powers and shall perform such duties as may from time to time be assigned to him or her by resolution of the directors or as are incident to his or her office.

34.Vice-President

The Vice-President (if any) or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chair at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents shall have such powers and shall perform such duties as may from time to time be assigned to him, her or them by resolution of the directors or as are incident to the office of the applicable Vice-President.

35.Secretary

Unless another officer has been appointed for that purpose, the Secretary (if any) shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in section 140 of the Act. The Secretary shall have such powers and shall perform such duties as may from time to time be assigned to the Secretary by resolution of the directors or as are incident to the office of the Secretary.

36.Treasurer

Subject to the provisions of any resolution of the directors, the Treasurer (if any) or such other officer who has been appointed for that purpose shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the directors may by resolution direct; provided that the Treasurer may from time to time arrange for the temporary deposit of moneys of the Corporation in banks, trust companies or other financial institutions within or outside Canada not so directed by the board for the purpose of facilitating transfer thereof to the credit of the Corporation in a bank, trust company or other financial institution so directed. Unless another officer has been appointed for that purpose, the Treasurer shall prepare and maintain adequate accounting records. The Treasurer shall have such powers and shall perform such duties as may from time to time be assigned to such person by resolution of the directors or as are incident to the office of the Treasurer. The Treasurer may be required to give such bond for the faithful performance of his or her duties as the directors in their sole discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

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37.Assistant Secretary and Assistant Treasurer

The Assistant Secretary (if any) or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer (if any) or, if more than one, the Assistant Treasurers in order of seniority, shall assist the Secretary and Treasurer, respectively, in the performance of his or her duties and shall be vested with all the powers and shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability or refusal to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or, if more than one, the Assistant Secretaries and the Assistant Treasurer or, if more than one, the Assistant Treasurers shall have such powers and shall perform such duties as may from time to time be assigned to him, her or them by resolution of the directors.

38.Managing Director

The Managing Director (if any) shall conform to all lawful orders given to him or her by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.

39.Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

40.Agents and Attorneys

The Corporation shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to subdelegate) of management, administration or otherwise as may be thought fit.

SHAREHOLDERS' MEETINGS

41.Annual Meeting

The annual meeting of the shareholders of the Corporation shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

42.Special Meetings

The directors of the Corporation may at any time call a special meeting of shareholders to be held at such place in or outside Ontario as the directors may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

43.Meeting on Requisition of Shareholders

The holders of not less than 5% of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to the registered office of the Corporation. Subject to subsection 105(3) of the Act, upon receipt of the requisition the directors shall call a meeting of shareholders to transact the business stated in the requisition (but if the directors are obligated to call a meeting and do not do so within 21 days after receiving the requisition to call a meeting, any shareholder who signed the requisition may call the meeting).

44.Meetings held by Electronic Means and Electronic Voting

A meeting of the shareholders of the Corporation may be held by telephonic or electronic means (as defined in the Act) and a shareholder who, through those means, votes at the meeting or establishes a communications link to the meeting shall be deemed, for purposes of the Act and the by-laws, to be present at the meeting.

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45.Notice

A notice in writing of a meeting of shareholders, stating the day, hour and place of the meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution or by-law to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 10 days, or if the Corporation becomes an "offering corporation" (as defined in the Act) not less than 21 days, but in either case not more than 50 days before the meeting.

46.Nomination of Directors

Subject to the provisions of the Act and the articles of the Corporation, a nominee will not be eligible for election as director of the Corporation unless such nomination is made in accordance with the following procedures. Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,(a) by or at the direction of the board of directors or an authorized officer of the Corporation, including pursuant to a notice of meeting, (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act or (c) by any person (a "Nominating Shareholder") (i) who, at the close of business on the date of the giving of the notice provided for below in this Section 46 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (ii) who complies with the notice procedures set forth below in this Section 46:

(i)In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation at the registered office of the Corporation in accordance with this Section 46.

(ii)To be timely, a Nominating Shareholder's notice to the Secretary of the Corporation must be made:

(a)In the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholder; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the "Notice Date") on which the first Public Announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date;

(b)In the case of a special meeting (other than an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement in this paragraph (b). In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above; and

(c)In the case of annual or special meeting of shareholders where notice-and-access is used (pursuant to National Instrument 54-101) for the delivery of proxy-related materials, not less than 40 days and not more than 75 days prior to the date of such annual or special meeting.

(iii)To be in proper written form, a Nominating Shareholder's notice to the Secretary of the Corporation must set forth (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares in the share capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

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(iv)any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below). The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee. In addition, to be considered timely and in proper written form, a Nominating Shareholder's notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

(iv)No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 46; provided, however, that nothing in this Section 46 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(v)For purposes of this Section 46, (i) "Public Announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedarplus.ca; and (ii) "Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(vi)Notwithstanding any other provision of this By-law No. 1, notice given to the Secretary of the Corporation pursuant to this Section 46 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(v)Notwithstanding the foregoing, the board of directors may, in their sole discretion, waive any requirement of this Section 46.

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47.Waiver of Notice

Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by facsimile or other form of recorded electronic transmission addressed to the Corporation or in any other manner and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend at a meeting of shareholders is a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

48.Omission of Notice

The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

49.Record Dates

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

Subject to subsection 95(4) of the Act, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 30 days the date on which the meeting is to be held.

If no record date is fixed,

(a)the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be,

(i)  at the close of business on the last business day preceding the day on which the notice is given, or

(ii)if no notice is given, the day on which the meeting is held; and

(b)the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

50.Chair of the Meeting

The Chair of the Board, if any, or, in his or her absence or in case of his or her inability or refusal or failure to act, such other person as may have been designated by the Chair of the Board to exercise such function in his or her absence, shall preside at meetings of shareholders. In the absence of all such persons or, in case of their inability or refusal or failure to act, the persons present entitled to vote shall choose another director as chair and if no director is present, or if all the directors present refuse to act, then the persons entitled to vote shall choose one of their number to be chair of the meeting.

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51.Votes

Votes at meetings of shareholders may be cast either personally or by proxy. Subject to Paragraph 52, every question submitted to any meeting of shareholders shall be decided on a show of hands, except when a ballot is required by the chair of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting or is otherwise required by the Act. A shareholder or proxyholder may demand a ballot either before or after any vote by a show of hands. At every meeting at which shareholders are entitled to vote, each shareholder present on his or her own behalf and every proxyholder present shall have one vote. Upon any ballot at which shareholders are entitled to vote, each shareholder present on his or her own behalf or by proxy shall (subject to the provisions, if any, of the articles) have one vote for every share registered in the name of such shareholder. In the case of an equality of votes under this Paragraph, the chair of the meeting shall not have a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder or proxyholder.

At any meeting of shareholders, unless a ballot is demanded, an entry in the minutes of a meeting of shareholders, following a vote on the applicable motion by a show of hands, to the effect that the chair of the meeting declared a motion to be carried or defeated is, in the absence of evidence to the contrary, without proof of the number or proportion of the votes recorded in favour of or against the motion, although the chair may direct that a record be kept of the number or proportion of votes in favour of or against the motion for any purpose the chair of the meeting considers appropriate.

If at any meeting a ballot is demanded on the election of a chair for the meeting or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

52.Right to Vote

Unless the articles otherwise provide, each share of the Corporation entitles the holder thereof to one vote at a meeting of shareholders.

Where a body corporate or a trust, association or other unincorporated organization is a shareholder of the Corporation, any individual authorized by a resolution of the directors of the body corporate or the directors, trustees or other governing body of the association, trust or unincorporated organization, to represent it at meetings of shareholders of the Corporation shall be recognized as the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or by such trust, association or other unincorporated organization and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of a person to vote shares held by such body corporate or by such trust, association or other unincorporated organization.

Where a person holds shares as a personal representative, such person or his or her proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him or her, and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of such person to vote the shares in respect of which such person has been appointed as a personal representative.

Where a person mortgages, pledges or hypothecates his or her shares, such person or such person's proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, the person has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or such holder's proxy is the person entitled to vote in respect of the shares and the chair of the meeting may establish or adopt rules or procedures in relation to the recognition of the person holding the mortgage, pledge or hypothec as the person entitled to vote in respect of the applicable shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present on their own behalf or by proxy, they shall vote as one on the shares jointly held by them and the chair of the meeting may establish or adopt rules or procedures in that regard.

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53.Proxies

Every shareholder, including a shareholder that is a body corporate or a trust, association or other unincorporated organization, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

A proxy must be signed in writing or by electronic signature by the shareholder or an attorney who is authorized by a document that is signed in writing or by electronic signature or if the shareholder is a body corporate, by an officer or attorney of the body corporate duly authorized.

The directors may, by resolution, fix a time and specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding any meeting of shareholders or an adjournment of the meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or its agent.

54.Conduct of Meeting

The chair shall conduct the proceedings at the meeting and the chair's decision in any matter or thing, including, without limitation, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.

55.Adjournment

Subject to the Act, the articles or any unanimous shareholder agreement, the chair of the meeting may, with the consent of the meeting and subject to such conditions as the meeting decides, adjourn the meeting of shareholders from time to time and from place to place. If the meeting of shareholders is adjourned for less than 30 days, it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If the meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, section 111 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

56.Quorum

At all meetings of shareholders it shall be necessary in order to constitute a quorum for one person entitled to vote at the meeting to be present, in person or by proxy or by a duly authorized representative of a shareholder. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

If the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present on his or her own behalf or by proxy constitutes a meeting and a quorum for such meeting.

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57.Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

58.Resolution in Lieu of Meeting

Except where a written statement is submitted by a director under subsection 123(2) of the Act or where representations in writing are submitted by an auditor under subsection 149(6)(a) a resolution in writing signed by all the shareholders or their attorney authorized in writing entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders and (b) a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders or their attorney authorized in writing entitled to vote at that meeting, satisfies all the requirements of the Act relating to that meeting of shareholders.

SHARES AND TRANSFERS

59.Issuance

Subject to the articles, and to section 26 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

60.Security Certificates

Security certificates (if any) shall (subject to compliance with section 56 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed manually, or the signature shall be printed or otherwise mechanically reproduced on the certificate, by at least one director or officer of the Corporation or by a registrar, transfer agent or branch transfer agent of the Corporation or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he or she were a director or an officer at the date of its issue.

61.Agent

For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove,

(a)a trustee, transfer agent or other agent to keep the securities register and the register of transfer and one or more persons or agents to keep branch registers; and

(a)a registrar, trustee or agent to maintain a record of issued certificates and warrants,

and, subject to section 48 of the Act, one person may be appointed for the purposes of both clauses (a) and (b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

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62.Dealings with Registered Holder

Subject to the Act and the by-laws, the Corporation may treat the registered holder of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of a holder of the security.

63.Defaced, Destroyed, Stolen or Lost Security Certificates

In the event of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced (together with the surrender of the defaced security certificate), destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this Paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of an indemnity bond (or other security approved by the directors) in such form as is approved by the directors or by any officer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, a new security certificate shall be issued in replacement of the one defaced, destroyed, stolen or lost, and such issuance may be ordered and authorized by any officer of the Corporation or by the directors.

64.Enforcement of Lien for Indebtedness

Except in the case of any class or series of shares of the Corporation listed on a stock exchange, the Corporation shall have a lien on the shares registered in the name of a shareholder or the shareholder's legal representative for a debt of that shareholder to the Corporation and such lien may be enforced by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell on default shall have been served on the holder or such shareholder's legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to the shareholder or as such shareholder shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after the purchaser's name or the name of the purchaser's legal representative has been entered in the securities register, the validity of the sale shall not be impeached by any person.

65.Electronic, Book-Based or Other Non-Certificated Registered Positions

For greater certainty, but subject to section 54 of the Act, a registered securityholder may have his or her holdings of securities of the Corporation evidenced by an electronic, book-based, direct registration service or other non-certificated entry or position on the register of securityholders to be kept by the Corporation in place of a physical security certificate pursuant to a registration system that may be adopted by the Corporation, in conjunction with its transfer agent (if any). The by-laws shall be read such that a registered holder of securities of the Corporation pursuant to any such electronic, book-based, direct registration service or other non-certificated entry or position shall be entitled to all of the same benefits, rights, entitlements and shall incur the same duties and obligations as a registered holder of securities evidenced by a physical security certificate. The Corporation and its transfer agent (if any) may adopt such policies and procedures and require such documents and evidence as they may determine necessary or desirable in order to facilitate the adoption and maintenance of a security registration system by electronic, book-based, direct registration system or other non-certificated means.

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DIVIDENDS

66.Dividends

Subject to the articles, the directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)the Corporation is, or after the payment, would be unable to pay its liabilities as they become due; or

(b)the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation and the Corporation may pay a dividend in money or property.

67.Joint Shareholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

68.Dividend Payments

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the recorded address of such registered holder, or, paid by electronic funds transfer to the bank account designated by the registered holder, unless such holder otherwise directs. In the case of joint holders, the cheque or payment shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and, if more than one address is recorded in the Corporation's security register in respect of such joint holding, the cheque shall be mailed to the first address so appearing. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, or the electronic funds transfer as aforesaid, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold. In the event of non-receipt of any dividend cheque or payment by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque or payment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as any officer or the directors may from time to time prescribe, whether generally or in any particular case.

VOTING SECURITIES IN OTHER BODIES CORPORATE

69.Voting Securities in Other Bodies Corporate

All securities of or other interests in a body corporate or a trust, association or other unincorporated organization carrying voting rights and held from time to time by the Corporation may be voted at all meetings of shareholders, unitholders, bondholders, debenture holders or holders of such securities or other interests, as the case may be, of such other body corporate or trust, association or other unincorporated organization, and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. Any officer of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as such officer may determine, without the necessity of a resolution or other action by the directors.

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NOTICES, ETC.

70.Service

Any notice or document required by the Act, the regulations thereunder, the articles, the by-laws or otherwise to be sent to any shareholder or director of the Corporation may be delivered personally to, or sent by pre-paid mail addressed to:

(a)a shareholder at the shareholder's latest address as shown in the records of the Corporation or its transfer agent; and

(b)a director at the director's latest address as shown in the records of the Corporation or in the most recent notice filed under the Corporations Information Act, whichever is the more current.

A notice or document sent by mail to a shareholder or director of the Corporation is deemed to be received by the addressee on the fifth day after mailing.

Notwithstanding the foregoing, a notice or document required or permitted to be sent under sections 262 and 263 of the Act may be sent by electronic means in accordance with the Electronic Commerce Act, 2000.

71.Failure to Locate Shareholder

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

72.Shares Registered in More than one Name

All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be sufficient notice of delivery of such document to all the holders of such shares.

73.Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his or her name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom such person derives his or her title to such shares.

74.Signatures upon Notices

The signature of any director or officer of the Corporation upon any notice need not be a manual signature.

75.Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or the by-laws, the day the notice is sent shall, unless it is otherwise provided by applicable law, be counted in such number of days or other period.

76.Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder, director, officer or auditor of the Corporation or any other person or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation or other person, as the case may be.

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CUSTODY OF SECURITIES

77.Custody of Securities

All securities (including warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or with such other depositaries or in such other manner as may be determined from time to time by any officer or director.

All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

78.Execution of Contracts, Etc.

Contracts, documents or instruments requiring the signature of the Corporation may be signed by any one director or officer or any person or persons authorized by resolution of the directors and all contracts, documents or instruments so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments generally or to sign specific contracts, documents or instruments.

The corporate seal (if any) of the Corporation may be affixed by any director or officer to contracts, documents or instruments signed by such director or officer as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the directors.

The term "contracts, documents or instruments" as used in the by-laws shall include notices, deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of any director or officer or any other person or persons appointed as aforesaid by resolution of the directors may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments executed or issued by or on behalf of the Corporation and all contracts, documents or instruments on which the signature or signatures of any of the foregoing persons shall be so reproduced, shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments.

FISCAL PERIOD

79.Fiscal Period

The fiscal period of the Corporation shall terminate on such day in each year as the board may from time to time by resolution determine.

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DELIVERY OF DOCUMENTS

80.Delivery of Documents

The delivery of an executed copy of any and all by-laws, minutes of meetings, resolutions, consents, instruments, or like documents required by the Act to be kept with the records of the Corporation in counterparts, by facsimile or by electronic transmission shall be deemed to be the equivalent of the delivery of an original executed copy thereof and the counterparts together shall constitute one and the same document.

BORROWING MONEY, ETC.

81.Borrowing Money, Etc.

The directors of the Corporation may from time to time:

(a)borrow money on the credit of the Corporation;

(b)issue, reissue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)give a guarantee on behalf of the Corporation to secure performance of an obligation of any individual, partnership, association, body corporate, trustee, executor, administrator or legal representative;

(d)mortgage, hypothecate, pledge or otherwise create an interest in or charge on all or any property of the Corporation, owned or subsequently acquired, to secure payment of a debt or performance of any other obligation of the Corporation; or

(e)delegate to one or more directors, a committee of directors or one or more officers of the Corporation as may be designated by the directors, all or any of the powers conferred by the foregoing clauses of this Paragraph to such extent and in such manner as the directors shall determine at the time of each such delegation.

REPEAL OF PREVIOUS BY-LAWS

82.Repeal of Previous By-laws

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. The repeal shall not affect the previous operation of any by-laws so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, the repealed by-laws before their repeal.

* * * * *

MADE as of the     day of       , 2026.

BLUE MOON METALS INC.
Per
Name: Christian Kargl-Simard
Title: Director and Chief Executive Officer

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 SCHEDULE "E"

DISSENT RIGHTS UNDER THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) SECTION 237-247

DISSENT PROCEEDINGS

Definitions and application

237(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c)in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d)in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that:

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

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Right to dissent

238(1)A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles:

(i)  to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii)without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

(iii)without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1)A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for:

(i)  the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii)each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must:

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

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Waiver of right to dissent

239 (1)A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)A shareholder wishing to waive a right of dissent with respect to a particular corporate action must:

(a) provide to the company a separate waiver for:

(i)  the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3)If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to:

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1)If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

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(3)         If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241        If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent:

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1)A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of:

(i)  the date on which the shareholder learns that the resolution was passed, and

(ii)the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company:

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company:

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

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(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i)  the names of the registered owners of those other shares,

(ii)the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i)  the name and address of the beneficial owner, and

(ii)          a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1)        A company that receives a notice of dissent under section 242 from a dissenter must,

(a)          if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of:

(i)           the date on which the company forms the intention to proceed, and

(ii)the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must:

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

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Completion of dissent

244 (1)A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)The written statement referred to in subsection (1) (c) must:

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out:

(i)  the names of the registered owners of those other shares,

(ii)the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3)After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b)the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must:

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

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(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may:

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,t,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3)Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must:

(a)pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that:

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

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Loss of right to dissent

246             The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)  a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i)  the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247         If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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